Exhibit 99.1

Royal Bank of Canada

Notice of 2010 Annual Meeting of Common Shareholders

Management Proxy Circular

Your vote is important!

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a shareholder is very important to us.

Notice of Annual Meeting of Common Shareholders

of Royal Bank of Canada

Date

Wednesday, March 3, 2010

Time

9:00 a.m. (Eastern Standard Time)

Place

Metro Toronto Convention Centre

North Building

Constitution Hall

255 Front Street West

Toronto, Ontario

Canada

Business of the Annual Meeting of Common Shareholders

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2009 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Circular;

(5)	Consider the shareholder proposals set out in Schedule ‘B’ to the Circular; and

(6)	Consider any other business which may be properly brought before the Annual Meeting of Common Shareholders.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 11, 2010

Important

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (for all other countries). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 1, 2010. To vote in person at the meeting, please refer to the section entitled “Voting information” on page 1 of the Management Proxy Circular.

Dear Shareholder,

We invite you to attend the Annual Meeting of Common Shareholders on Wednesday, March 3, 2010. It will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario, Canada, at 9:00 a.m. (Eastern Standard Time). There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at www.rbc.com/investorrelations.

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

David P. O’Brien, O.C.	Gordon M. Nixon, O.Ont.
Chairman of the Board	President and Chief Executive Officer

1	Royal Bank of Canada

Management Proxy Circular

We are sending you this Management Proxy Circular to solicit proxies by and on behalf of management of RBC for use at our Annual Meeting of Common Shareholders on March 3, 2010 or any adjournment. You are entitled to receive notice of and vote at the meeting if you were a shareholder as of the close of business on January 11, 2010. We encourage you to review this Circular and exercise your right to vote.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked Laurel Hill Advisory Group to help us with this process, at an estimated cost of $27,000. We pay the costs associated with soliciting proxies.

The information in this Circular is as of January 11, 2010, unless we have stated otherwise. “RBC”, “the Bank”, “we” and “our” means Royal Bank of Canada, unless otherwise indicated. “Common Shareholder”, “shareholder”, “you” and “your” means a holder of Common Shares of Royal Bank of Canada. All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Approval of this Circular

The Board of Directors has approved the content and sending of this Management Proxy Circular.

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 11, 2010

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte & Touche LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular; and
•	shareholder proposals.

Each of these items will be decided by a simple majority of the votes cast by proxy or in person.

On January 11, 2010, the record date, there were 1,421,142,327 outstanding Common Shares that were eligible to vote. Each outstanding Common Share is entitled to one vote, subject to the Bank Act voting restrictions explained below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or of a province;
•	the government of a foreign country or of any political subdivision of a foreign country;
•	an agency of any of these entities;
•	any person who has acquired more than 10% (a significant interest) of any class of our shares without the approval of the Minister of Finance; or
•

any person who has a significant interest in any class of our shares and who has a significant interest in any class of shares of another widely held bank or bank holding company with equity of $8 billion or more.

In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding Common Shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Non-registered shareholders

You are a non-registered shareholder if you hold Common Shares through an intermediary such as a securities broker, trustee or financial institution. You will find a voting instruction form in this package.

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How to vote – registered shareholders

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of RBC who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder of RBC. You can do so by crossing out the names printed on the form of proxy and inserting the name of the person or company in the blank space provided. If you appoint someone else, he or she must be present at the meeting to vote your shares.

Voting at the meeting

•	You do not need to complete or return your form of proxy.
•	Simply attend the meeting and present yourself to a representative at the registration table.
•	You will be provided with ballots in order to vote at the meeting.

If you change your mind

If you change your mind, you can revoke your proxy at any time until it is acted upon. You can do this by delivering a signed written notice to:

•	the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting; or
•	the Chairman on the day of the meeting or any adjournment.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, Common Shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte & Touche LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘B’.

Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

How to vote – non-registered shareholders

If you are a non-registered shareholder, your intermediary is required to seek your instructions before the meeting.

•	You must complete the enclosed voting instruction form and return it to your intermediary so they can vote the shares on your behalf.
•	Please mark your vote, sign and follow the return instructions provided in the voting instruction form sent to you.

Voting in person at the meeting

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Therefore, if you want to vote at the meeting:

•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	Do not fill in the voting instructions because you will be voting at the meeting.
•	When you arrive at the meeting, present yourself to a representative at the registration table.

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Processing the votes

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

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As transfer agent, it is Computershare’s duty to protect the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Voting results

Following the meeting, a report on the voting results will be available on our website at www.rbc.com/investorrelations and will be filed with securities regulators at www.sedar.com.

Minutes of meeting

The minutes of the meeting will be available on our website at www.rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2009 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 15. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are currently directors of RBC.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte & Touche LLP as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte & Touche LLP has served as one of our auditing firms since January 11, 1990 and became our sole auditor on September 23, 2003. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2009 and October 31, 2008 to Deloitte & Touche LLP and its affiliates were $24.6 million and $26.2 million(1) respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2009 (millions)			Year ended October 31, 2008(1) (millions)
	Bank and subsidiaries	Mutual Funds(2)	Total	Bank and subsidiaries	Mutual Funds(2)	Total
Audit fees	$19.5	$1.5	$21.0	$21.9	$1.5	$23.4
Audit-related fees	2.6	—	2.6	1.9	—	1.9
Tax fees	0.1	0.3	0.4	0.1	0.2	0.3
All other fees	0.4	0.2	0.6	0.3	0.3	0.6
	$22.6	$2.0	$24.6	$24.2	$2.0	$26.2

(1)	The 2008 amounts have been reclassified to conform with the current year’s presentation and have been updated to reflect the actual invoices, and foreign currency amounts paid subsequent to October 31, 2008.
(2)	The Mutual Funds category includes fees paid for professional services provided by Deloitte & Touche LLP for certain mutual funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of our annual financial statements, including its audit of the effectiveness of our internal control over financial reporting, and the financial statement audits of our subsidiaries. In addition, audit fees were paid for services provided in connection with statutory and regulatory filings and engagements related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services not required by statute or regulation;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;

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•	accounting consultations and special audits in connection with acquisitions;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

All other fees

All other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for the Bank and certain of its subsidiaries.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Bank from engaging the auditor for “prohibited” categories of non-audit services.

Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. It is the board’s intention that this shareholder advisory vote will form an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review our “Compensation discussion and analysis” starting on page 22 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at www.rbc.com/governance. The “Compensation discussion and analysis” discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way we assess performance and make decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders. This disclosure has been approved by the Board of Directors on the recommendation of the board’s Human Resources Committee.

Over the past year RBC has engaged with other issuers, shareholders and the Canadian Coalition for Good Governance to implement this advisory vote in a way that will be meaningful for our shareholders and consistent among issuers.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2010 Annual Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board will take into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

Shareholder proposals

Set out in Schedule ‘B’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 13, 2010.

5	Royal Bank of Canada

Nominees for election to Board of Directors and attendance

The following pages set out the names of proposed nominees for election as directors, together with their age, municipality and country of residence, year first elected or appointed as a director, principal occupation, education, other principal directorships, areas of expertise, committee memberships and meeting attendance (excluding attendance at regional committee meetings). Also indicated for each person proposed as a director are the number and value on January 11, 2010 of RBC Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, and the number of Director Deferred Stock Units (DDSUs) credited to the account of the director under the Director Deferred Stock Unit Plan.(1) See the description of this plan under “Directors’ compensation” in this Circular. The number and value of Common Shares and DDSUs held by each nominee at approximately the same time last year is also indicated below.(2) Also shown for each of the proposed nominees is the value of their equity in RBC as a multiple of the share ownership guideline, which is described on page 14 of the Circular.

Except where required for qualification as a director of a subsidiary, none of the directors of RBC holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s annual information form dated December 3, 2009 and filed with securities regulators at www.sedar.com. It may be obtained free of charge on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Common Shares/DDSUs was calculated using the closing price of RBC Common Shares on the Toronto Stock Exchange (TSX) on January 11, 2010, which was $55.19 per share.
(2)	The value of Common Shares/DDSUs at approximately the same time last year was calculated using the closing price of RBC Common Shares on the TSX on January 5, 2009, which was $37.21 per share.

W. Geoffrey Beattie
Toronto, Ontario, Canada Age: 49 Director since: May 23, 2001 Independent

Mr. Beattie is President and Chief Executive Officer and a director of The Woodbridge Company Limited (an investment company). He is also the Deputy Chairman and a director of Thomson Reuters Corporation (a publishing and information company), Chairman and a director of CTVglobemedia Inc., and a director of General Electric Company and Maple Leaf Foods Inc. Mr. Beattie is also a trustee of the University Health Network. Mr. Beattie graduated from the University of Western Ontario where he earned a law degree and a Bachelor of Arts degree in economics and business administration.

Public company directorships in the past five years

— General Electric Company (2009 – present)

— Maple Leaf Foods Inc. (2008 – present)

— Thomson Reuters Corporation (1998 – present) (before 2008, member of board of Thomson Corporation)

— Hydro One Inc. (2002 – 2005)

— Thomson Reuters PLC (2008 – 2009)

						Areas of expertise — Finance — Information technology — Investment management — Law — Media and entertainment
Board/Committee membership	Overall attendance 100%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	12 of 12	100%	2009	14,000	34,910	48,910	$2,699,343	5.4 x
Conduct Review and Risk Policy	8 of 8	100%	2008	2,000	29,281	31,281	$1,163,970	2.3 x
Corporate Governance and Public Policy	3 of 3	100%

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Douglas T. Elix, A.O.
Ridgefield, Connecticut, U.S.A. Age: 61 Director since: August 22, 2000 Independent

Mr. Elix retired as Senior Vice-President and Group Executive of Sales & Distribution, IBM Corporation (an information technology company) in April 2008. Mr. Elix joined IBM Corporation in 1969 and held a series of progressively more responsible positions in the company. In 1999, he was appointed Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation, a position he held until 2004.

	Public company directorships in the past five years None					Areas of expertise — Information technology — International business

Board/Committee membership	Overall attendance 100%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	12 of 12	100%	2009	—	37,772	37,772	$2,084,637	4.2 x
Human Resources	6 of 6	100%	2008	—	32,247	32,247	$1,199,896	2.4 x

John T. Ferguson, F.C.A.
Edmonton, Alberta, Canada Age: 68 Director since: April 3, 1990 Independent

Mr. Ferguson is Founder, Chief Executive Officer, Chairman and a director of Princeton Developments Ltd. and Princeton Ventures Ltd. (real estate and investment companies). He is also Chairman and a director of Suncor Energy Inc., a director of Strategy Summit Ltd., Fountain Tire Ltd., the Alberta Bone and Joint Institute and the Directors’ Advisory Council of the Canadian Institute of Chartered Accountants, an advisory member of the Canadian Institute for Advanced Research and serves on the Business Advisory Council of the School of Business of the University of Alberta. Mr. Ferguson earned a Bachelor of Commerce degree from the University of Alberta, is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants and has an Honorary Doctorate of Laws from the University of Alberta.

	Public company directorships in the past five years — Suncor Energy Inc. (1995 – present) — TransAlta Corporation (1981 – 2005)					Areas of expertise — Energy — Investment management — Real estate
Board/Committee membership	Overall attendance 100%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	12 of 12	100%	2009	15,243	34,569	49,812	$2,749,124	5.5 x
Corporate Governance and Public Policy	3 of 3	100%	2008	14,908	29,848	44,756	$1,665,362	3.3 x
Human Resources – Chair	6 of 6	100%

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The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
Quebec City, Quebec, Canada Age: 66 Director since: October 1, 1991 Independent

Mrs. Gauthier is a senior partner of the law firm Stein Monast L.L.P. She is a director of Metro Inc., TransCanada Corporation, TransCanada Pipelines Limited and RBC Dexia Investor Services Trust. Mrs. Gauthier earned her Bachelor of Arts degree from Collège Jésus-Marie de Sillery and is a graduate of Laval University where she obtained her law degree and Master of Laws in intellectual property and business law.

Public company directorships in the past five years

•   Metro Inc. (2001 – present)

•   TransCanada Corporation (2002 – present)

•   TransCanada Pipelines Limited (2002 – present)

•   Cossette Inc. (2007 – 2009)

•   Rothmans Inc. (1998 – 2008)

						Areas of expertise • International business • Law • Public policy
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	30,227	37,053	67,280	$3,713,183	7.4 x
Conduct Review and Risk Policy	8 of 8	100%	2008	29,822	33,206	63,028	$2,345,274	4.7 x
Corporate Governance and Public Policy	3 of 3	100%

Timothy J. Hearn
Calgary, Alberta, Canada Age: 65 Director since: March 3, 2006 Independent

Mr. Hearn is Chairman of Hearn & Associates (a consulting and investment management company) and serves as a director of Viterra Inc. From 2002 to 2008, Mr. Hearn was Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company). Mr. Hearn is a director of the C.D. Howe Institute and the Joint Public Advisory Committee of the Commission for Environmental Cooperation and is Chairman of the Calgary Homeless Foundation. He is Chair of the Advisory Board of the Public Policy School and a member of the Dean’s Medical School Advisory Board, both of the University of Calgary. Mr. Hearn also co-chairs a national fundraising campaign for the University of Alberta and chairs a fundraising campaign for Tyndale University College. Mr. Hearn earned his Bachelor of Science degree from the University of Manitoba.

	Public company directorships in the past five years • Viterra Inc. (2008 – present) • Imperial Oil Limited (2002 – 2008)					Areas of expertise • Energy, oil and gas • International business • Public policy
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	21,222	13,481	34,703	$1,915,259	3.8 x
Audit	11 of 11	100%	2008	21,222	9,755	30,977	$1,152,654	2.3 x
Conduct Review and Risk Policy	8 of 8	100%

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Alice D. Laberge
Vancouver, British Columbia, Canada Age: 53 Director since: October 18, 2005 Independent

Ms. Laberge is a director of Potash Corporation of Saskatchewan, Russel Metals Inc. and St. Paul’s Hospital Foundation. Ms. Laberge is also a trustee of the Healthcare Benefit Trust and a member of the Faculty Advisory Board of the Sauder School of Business of the University of British Columbia. From December 2003 to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). From October 2000 to November 2003, she served as Fincentric Corporation’s Chief Financial Officer. Prior to that, Ms. Laberge served as Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited. Ms. Laberge earned a Bachelor of Science degree from the University of Alberta and a Master of Business Administration from the University of British Columbia.

	Public company directorships in the past five years — Potash Corporation of Saskatchewan (2003 – present) — Russel Metals Inc. (2007 – present) — Catalyst Paper Corporation (2005 – 2006)				Areas of expertise — Finance — Industrial products — Information technology
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	5,000	16,581	21,581	$1,191,055	2.4 x
Audit	11 of 11	100%	2008	4,000	11,436	15,436	$574,357	1.1 x
Conduct Review and Risk Policy	8 of 8	100%

Jacques Lamarre, O.C.
Montreal, Quebec, Canada Age: 66 Director since: September 23, 2003 Independent

Mr. Lamarre retired as President, Chief Executive Officer and a director of SNC-Lavalin Group Inc. (a global engineering and construction company) in May 2009. Mr. Lamarre is a director of Suncor Energy Inc., PPP Canada Inc. and is a member of the Conference Board of Canada, the Engineering Institute of Canada and several other not-for-profit organizations. Mr. Lamarre earned a Bachelor of Arts degree and a Bachelor of Arts and Science degree in civil engineering from Laval University and also completed Harvard University’s Executive Development Program.

	Public company directorships in the past five years — Suncor Energy Inc. (2009 – present) — SNC-Lavalin Group Inc. (1996 –2009)				Areas of expertise — Engineering — International business — Transportation
Board/Committee membership	Overall attendance 93.5%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	10 of 12	83.3%	2009	15,000	27,443	42,443	$2,342,429	4.7 x
Audit	11 of 11	100%	2008	15,000	21,919	36,919	$1,373,745	2.7 x
Conduct Review and Risk Policy	8 of 8	100%

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Brandt C. Louie, O.B.C., F.C.A.
West Vancouver, British Columbia, Canada Age: 66 Director since: November 20, 2001 Independent

Mr. Louie is Chairman and Chief Executive Officer of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited, Chancellor of Simon Fraser University, Governor of the Vancouver Board of Trade/World Trade Centre, Governor of the British Columbia Business Council, and a member of the Canadian Council of Chief Executives and the Dean’s Council of the John F. Kennedy School of Government at Harvard University. Mr. Louie also serves as a director of The Gairdner Foundation, Historica-Dominion Institute and several other not-for-profit organizations.

Mr. Louie earned a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant, a Fellow of the Institute of Chartered Accountants of British Columbia and has an Honorary Doctorate of Laws from Simon Fraser University.

	Public company directorships in the past five years —Canfor Corporation (1994 – 2007) (before 2004, member of board of Slocan Forest Products Ltd.)					Areas of expertise —Investment management —Pharmaceutical —Real estate —Retail and distribution
Board/Committee membership	Overall attendance 100%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	12 of 12	100%	2009	39,216	32,951	72,167	$3,982,897	8.0 x
Corporate Governance and Public Policy	3 of 3	100%	2008	39,216	27,478	66,694	$2,481,688	5.0 x
Human Resources	6 of 6	100%

Michael H. McCain
Toronto, Ontario, Canada Age: 51 Director since: October 18, 2005 Independent

Mr. McCain is President, Chief Executive Officer and a director of Maple Leaf Foods Inc. (a food processing company). Mr. McCain is Chairman and a director of Canada Bread Company, Limited, a director of McCain Capital Corporation, McCain Foods Group Inc. and the American Meat Institute. He is also a director of the Centre for Addiction and Mental Health Foundation, MaRS Discovery District and a member of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business. Mr. McCain earned a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

	Public company directorships in the past five years —Canada Bread Company, Limited (1995 – present) —Maple Leaf Foods Inc. (1995 – present)					Areas of expertise —Food processing —Retail and distribution
Board/Committee membership	Overall attendance 100%		Securities held
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)	Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
Board	12 of 12	100%	2009	20,309	15,016	35,325	$1,949,587	3.9 x
Conduct Review and Risk Policy	8 of 8	100%	2008	26,400	10,324	36,724	$1,366,497	2.7 x
Corporate Governance and Public Policy	3 of 3	100%

Royal Bank of Canada	10

Gordon M. Nixon, O.Ont.
Toronto, Ontario, Canada Age: 52 Director since: April 1, 2001 Not independent (Management)

Mr. Nixon has been President and Chief Executive Officer of RBC since August 1, 2001. Mr. Nixon first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a member of the Board of Trustees of The Hospital for Sick Children and serves as Chairman and director of the Canadian Council of Chief Executives and MaRS Discovery District. He also serves as a member of the advisory board for Canada’s Outstanding CEO of the Year, Catalyst Canada, Mercedes-Benz Canada, and Queen’s University School of Business. Mr. Nixon is a director of the International Monetary Conference and co-chairs the Toronto Region Immigrant Employment Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and has Honorary Doctorates of Laws from Queen’s University and Dalhousie University.

	Public company directorships in the past five years	Areas of expertise
	None	— Financial services

Board/Committee membership	Overall attendance(1) 100%		Securities held					For disclosure relating to the value of Mr. Nixon’s shareholdings, refer to the table on page 34.
			Year	Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)
Board	12 of 12	100%	2009	717,479	306,733	(2)	1,024,212
			2008	607,995	329,545		937,540

David P. O’Brien, O.C.
Calgary, Alberta, Canada Age: 68 Director since: May 7, 1996 Independent

Mr. O’Brien is Chairman of the Board of RBC and is also Chairman and a director of EnCana Corporation (a natural gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman, Chief Executive Officer and a director of PanCanadian Energy Corporation (an oil and gas company), which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Mr. O’Brien is Chancellor of Concordia University, a director of Enerplus Resources Fund, Molson Coors Brewing Company, TransCanada Corporation, TransCanada Pipelines Limited, and the C.D. Howe Institute, and a member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was for five years prior to October 1, 2001, Chairman, President and Chief Executive Officer of Canadian Pacific Limited, and also served on the boards of directors of a number of Canadian Pacific Limited subsidiaries. Mr. O’Brien has a law degree from McGill University and a Bachelor of Arts (Honours) degree in economics from Loyola College. He also holds an Honorary Doctorate of Civil Law from Bishop’s University and an Honorary Bachelor of Applied Business and Entrepreneurship (International) degree from Mount Royal University.

Public company directorships in the past five years

— EnCana Corporation (1990 – present) (before 2002, member of board of PanCanadian Energy Corporation)

— Enerplus Resources Fund (2008 – present) (before 2008, member of board of FET Resources Ltd. from 2006)

— Molson Coors Brewing Company (2002 – present) (before 2005, member of board of Molson Inc.)

— TransCanada Corporation (2001 – present)

—  TransCanada Pipelines Limited (2001 – present)

— Fairmont Hotels & Resorts Inc. (2001 – 2006)

— Inco Limited (1996 – 2006)

Areas of expertise — Energy, oil and gas — Financial services — International business — Law

Board/Committee membership	Overall attendance(3) 100%		Securities held				Total value of Common Shares/DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	151,528	—	151,528	$8,362,830	16.7 x
Corporate Governance and Public Policy – Chair	3 of 3	100%	2008	122,968	—	122,968	$4,575,639	9.2 x
Human Resources	6 of 6	100%

(1)	As President and Chief Executive Officer of RBC, Mr. Nixon is not a member of any board committee but attends committee meetings at the invitation of the committees where appropriate.
(2)	Represents 149,979 Deferred share units under the Deferred Share Unit Program for executives, 120,488 Performance deferred share units under the Performance Deferred Share Unit Program and 36,266 Restricted share units under the RBC Share Unit Program (see the description of these programs starting on page 27).
(3)	As Chair of the Corporate Governance and Public Policy Committee and a member of the Human Resources Committee, Mr. O’Brien attended all meetings of those committees. In his capacity as Chairman of the Board, Mr. O’Brien attends the meetings of other committees whenever possible.

11	Royal Bank of Canada

J. Pedro Reinhard
Key Biscayne, Florida, U.S.A Age: 64 Director since: May 18, 2000 Independent

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company) and a director of Colgate-Palmolive Company and Sigma-Aldrich Corporation. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company. Mr. Reinhard earned a Master of Business Administration degree from the Escola de Administracão de Empresas Fundação Getulio Vargas (São Paulo) and attended post-graduate studies at the University of Cologne in Germany and Stanford University.

Public company directorships in the past five years

— Colgate-Palmolive Company (2006 – present)

— Sigma-Aldrich Corporation (2001 – present)

— Dow Corning Corporation (2000 – 2006)

— The Coca-Cola Company (2003 – 2006)

— The Dow Chemical Company (1995 – 2007)

						Areas of expertise — Chemical industry — Finance — International business
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	—	47,330	47,330	$2,612,143	5.2 x
Audit	11 of 11	100%	2008	—	40,571	40,571	$1,509,655	3.0 x
Conduct Review and Risk Policy – Chair	8 of 8	100%

Edward Sonshine, Q.C.
Toronto, Ontario, Canada Age: 63 Director since: February 29, 2008 Independent

Mr. Sonshine has been President, Chief Executive Officer and a director of RioCan Real Estate Investment Trust (a retail real estate investment entity) since January 1994. He is also Chairman and a director of Chesswood Income Fund, Vice Chairman and a director of Mount Sinai Hospital, and serves as a director of several other not-for-profit organizations.

Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts degree from the University of Toronto.

	Public company directorships in the past five years — Chesswood Income Fund (2006 – present) — RioCan Real Estate Investment Trust (1993 – present) — Cineplex Galaxy Income Fund (2003 – 2005)					Areas of expertise — Investment management — Law — Real estate
Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	15,000	6,772	21,772	$1,201,597	2.4 x
Conduct Review and Risk Policy	8 of 8	100%	2008	15,000	2,469	17,469	$650,018	1.3 x
Corporate Governance and Public Policy	3 of 3	100%

Royal Bank of Canada	12

Kathleen P. Taylor
Toronto, Ontario, Canada Age: 52 Director since: November 20, 2001 Independent

Ms. Taylor is President and Chief Operating Officer of Four Seasons Hotels and Resorts (a hotel and resort management company) and prior to January 1, 2007, served as its President of Worldwide Business Operations. Ms. Taylor is a director of The Hospital for Sick Children Foundation, a cabinet member of the United Way of Greater Toronto and a member of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association and the International Advisory Council of the Schulich School of Business of York University. Ms. Taylor has a Master of Business Administration degree from Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) degree from the University of Toronto.

	Public company directorships in the past five years None	Areas of expertise — Hospitality — International business — Investment management — Law

Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	20,140	34,324	54,464	$3,005,868	6.0 x
Audit	11 of 11	100%	2008	13,140	28,406	41,546	$1,545,909	3.1 x
Human Resources	6 of 6	100%

Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada Age: 64 Director since: April 2, 1991 Independent

Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001. Mr. Young is a trustee of Bell Aliant Regional Communications Income Fund and a director of BCE Inc., Imperial Oil Limited, McCain Foods Limited and RBC Dexia Investor Services Trust. Mr. Young has a Bachelor of Commerce (Honours) degree from Memorial University, a Master of Business Administration from the University of Western Ontario and an Honorary Doctorate of Laws from Memorial University.

Public company directorships in the past five years

— BCE Inc. (1995 – present)

— Bell Aliant Regional Communications Income Fund (2002 – present) (before 2006, member of board of Aliant Inc.)

— Imperial Oil Limited (2002 – present)

Areas of expertise — Food processing — Public policy — Retail and distribution — Utilities

Board/Committee membership	Overall attendance 100%		Securities held				Total value of Common Shares/ DDSUs	Total as a multiple of share ownership guideline
			Year	Common Shares (#)	DDSUs (#)	Total Common Shares/ DDSUs (#)
Board	12 of 12	100%	2009	18,386	24,366	42,752	$2,359,483	4.7 x
Audit – Chair	11 of 11	100%	2008	17,037	21,117	38,154	$1,419,698	2.8 x
Human Resources	6 of 6	100%

Director attendance and meetings held during the year

ended October 31, 2009

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported above. During the year ended October 31, 2009, average attendance of all directors at board and committee meetings was 98.9% and 100% respectively.

Summary of board and committee meetings held

Board	12
Audit Committee	11
Conduct Review and Risk Policy Committee	8
Corporate Governance and Public Policy Committee	3
Human Resources Committee	6
Regional director committee – Alberta & Territories	1

13	Royal Bank of Canada

Directors’ compensation

Directors who are also officers of RBC or its subsidiaries receive no remuneration as directors. During the year ended October 31, 2009, non-executive directors received compensation in accordance with the following standard arrangements.

Annual retainers and meeting fees	Amount ($)
Dedicated board retainer in Common Shares or Director Deferred Stock Units	Value of 90,000
Basic board retainer	30,000
Additional retainers:
Chairman of the Board	275,000
Chair of Audit Committee	50,000
Chairs of other board committees	10,000
Members of Audit Committee(1)	6,000
Members of other board committees(2)	3,000
Meeting fees:
Each board meeting attended	2,000
Annual strategy meeting	2,000
Each committee meeting attended	1,500
Each regional director committee meeting attended(3)	1,000

(1)	Excluding Committee Chair.
(2)	Excluding Committee Chairs and regional director committees.
(3)	To a maximum of two meetings.

Directors are also reimbursed for travel and other expenses incurred for attendance at board and committee meetings.

Compensation decision-making process

The amount and form of directors’ compensation is reviewed by the Corporate Governance and Public Policy Committee with a view to providing market competitive compensation and aligning the interests of directors and shareholders. In reviewing directors’ compensation, the Committee considers the responsibilities and time commitment required of RBC directors and benchmarks the competitiveness of our board compensation program against Canadian corporations and financial institutions with comparable scope and complexity.

When changes to the form or amount of compensation are appropriate, the Committee makes recommendations to the Board of Directors for consideration and approval.

Following its review in October 2009, the Committee recommended and the board approved effective November 1, 2009:

•	an increase in the annual retainer to be paid to the Chair of the Human Resources Committee from $10,000 to $25,000; and
•	an increase in the annual retainer to be paid to the Chair of the Conduct Review and Risk Policy Committee from $10,000 to $25,000.

Dedicated annual board retainer

At the option of each director, the dedicated annual board retainer is invested either in Common Shares under the Director Share Purchase Plan or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan.

The dedicated annual board retainer continues to be invested in our Common Shares or DDSUs even after a director reaches the minimum share ownership level under the share ownership guideline. Directors are required to retain all Common Shares and DDSUs acquired with the dedicated annual board retainer until they cease to be members of the board of RBC or any of its affiliates.

Director Share Purchase Plan

The purpose of the Director Share Purchase Plan is to encourage board members to purchase our Common Shares, with a view to aligning the interests of directors with those of shareholders. Under the Plan, directors’ fees are invested in Common Shares purchased on their behalf in the market at the applicable market prices.

The director Share Purchase Plan allows directors to invest in Common Shares:

•	100% of the dedicated annual board retainer; and
•	100% or any portion of all other board fees, being board and committee retainers and attendance fees.

All Common Shares obtained through the plan vest immediately. Common Shares purchased using the dedicated annual retainer must be retained until the director ceases to be a member of the board. Common Shares purchased under this plan using other board fees are not subject to this restriction. All administration costs as well as any brokerage fees associated with the purchase and registration of Common Shares are paid by RBC.

Director Deferred Stock Unit Plan

The purpose of the Director Deferred Stock Unit Plan is to align the interests of directors with those of shareholders.

Under this plan, directors may elect to receive in the form of DDSUs:

•	100% of the dedicated annual board retainer; and
•	50% or 100% of all other board fees.

A director cannot redeem DDSUs for cash until the director ceases to be a member of the board of RBC or any of its affiliates, regardless of whether the DDSUs were purchased using the dedicated annual retainer or other board fees. DDSUs earn dividend equivalents in the form of additional DDSUs at the same rate as dividends are paid on our Common Shares. Proportionate adjustments are made to DDSUs in the event of stock splits, stock dividends, or other changes affecting our Common Shares. The value of a DDSU at the time it is credited to a director and at the time it is redeemed for cash following the director’s retirement is equal to the average closing price of a Common Share over the five trading days immediately preceding the relevant date.

Royal Bank of Canada	14

Share ownership guideline

Directors are required to hold Common Shares or DDSUs with a value of not less than $500,000. Directors are expected to reach this level within five years.

All of the current members of the board meet this guideline, as indicated in their biographies starting on page 5 of this Circular.

Alignment of interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

•	the share ownership guideline;
•	the dedicated annual board retainer that must be invested in Common Shares or DDSUs;
•	the requirement for directors to retain until retirement all Common Shares acquired with the dedicated annual board retainer; and
•	the requirement for directors to retain until retirement all DDSUs.

Director Stock Option Plan

Our Director Stock Option Plan was approved by shareholders on January 12, 2000. To align the interest of directors with the long-term interests of shareholders, this plan provided for initial grants of options to each new director and annual grants of options to continuing board members following their election to the board.

On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Unexercised options granted prior to the termination of option grants in 2002 remain outstanding. The exercise price of options granted under the plan was set at the market value of the Common Shares at the time of grant. Options granted under the plan vested immediately and may be exercised for a period of 10 years from the date of the grant, subject to earlier termination five years following the retirement of their holder from the board or two years following the death of their holder. Proportionate adjustments are made to options in the event of stock splits, stock dividends or other changes affecting our Common Shares.

15	Royal Bank of Canada

Outstanding option-based awards as at October 31, 2009(1)

The following table shows all option awards outstanding at the end of the 2009 fiscal year to non-executive directors under our legacy Director Stock Option Plan. No options under the Director Stock Option Plan have been granted to directors since February 2002 and all further grants of options were permanently discontinued

on November 19, 2002. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of RBC Common Shares on October 31, 2009, which was $54.80 per share.

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at October 31, 2009 ($)
W.G. Beattie	February 27, 2002	8,000	24.68	February 27, 2012	240,960
D.T. Elix	August 25, 2000	12,000	21.7925	August 25, 2010	396,090
	February 28, 2001	8,000	23.21	February 28, 2011	252,720
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	28,000			889,770
J.T. Ferguson	February 28, 2000	20,000	15.00	February 28, 2010	796,000
	February 28, 2001	8,000	23.21	February 28, 2011	252,720
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	36,000			1,289,680
D.P. O’Brien	February 28, 2001	8,000	23.21	February 28, 2011	252,720
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	16,000			493,680
J.P. Reinhard	May 24, 2000	12,000	19.1075	May 24, 2010	428,310
	February 28, 2001	8,000	23.21	February 28, 2011	252,720
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	28,000			921,990
K.P. Taylor	November 23, 2001	6,000	24.27	November 23, 2011	183,180
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	14,000			424,140
V.L. Young	February 28, 2001	8,000	23.21	February 28, 2011	252,720
	February 27, 2002	8,000	24.68	February 27, 2012	240,960
	Total	16,000			493,680

(1)	Options granted to Mr. G.M. Nixon under the Stock Option Plan for eligible employees of RBC are reported under “Incentive plan awards” in this Circular.

Compensation of RBC directors on subsidiary boards

During the 2009 fiscal year, certain RBC directors received compensation for serving as directors of RBC Bank (USA) and RBC Bancorporation (USA), subsidiaries of RBC, and of RBC Dexia Investor Services Trust, a company in which RBC indirectly holds a 50% ownership interest.

Until May 18, 2009, Mr. W.G. Beattie was a director of both RBC Bank (USA) and RBC Bancorporation (USA) and served as Chair of the Corporate Governance Committees of these boards. As a non-executive director of these subsidiaries, Mr. Beattie was paid in accordance with the following standard arrangements for service on both boards during the 2009 fiscal year.

Retainers/Meeting fees	Amount(1) ($)
Annual retainer	27,048
Annual retainer for chair of Corporate Governance Committees	5,410
Fee for concurrent meetings	2,164
Fee for concurrent meetings of Corporate Governance Committees	3,246

On January 1, 2007 these subsidiaries established a director deferred stock unit plan that is substantially similar to the Bank’s Director Deferred Stock Unit Plan. For the year ended October 31, 2009, Mr. Beattie earned $40,030(1) for service on the boards of both RBC Bank (USA) and RBC Bancorporation (USA), which he elected to receive in the form of director deferred stock units under this plan. These director deferred stock units have values equivalent to Common Shares of RBC.

Mrs. P. Gauthier and Mr. V.L. Young serve as non-management directors on the board of RBC Dexia Investor Services Trust, and each receives annual fees of $30,000. In addition, Mrs. Gauthier and Mr. Young each receive $5,000 annually for service as Chair of the Conduct Review Committee and Chair of the Audit Committee of RBC Dexia Investor Services Trust, respectively. For the year ended October 31, 2009, Mrs. Gauthier and Mr. Young each earned total fees of $35,000 for service on this board.

(1)	These fees were paid in U.S. dollars but have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate on October 30, 2009 of US$1.00 = C$1.0819, rounded to the nearest Canadian dollar.

Royal Bank of Canada	16

Director compensation table

The following table shows the amounts earned by individual non-management directors in the fiscal year ended October 31, 2009 in respect of membership on the Board of

Directors of RBC and its committees and the boards of directors of subsidiaries of RBC and entities in which RBC holds a substantial investment.

Name	Fee breakdown							Total fees earned ($)	All other compen- sation ($)		Total compen- sation ($)	Allocation of total fees
	Board retainer(1) ($)		Committee member retainer ($)		Board attendance fees(2) ($)	Committee attendance fees ($)						In cash ($)		In Common Shares/ DDSUs ($)		Allocation of fees between cash and Common Shares/ DDSUs
W.G. Beattie	120,000		6,000		26,000	16,500		168,500	40,030	(3)	208,530	0		208,530	(4)	100% DDSUs
D.T. Elix	120,000		3,000		26,000	9,000		158,000			158,000	0		158,000		100% DDSUs
J.T. Ferguson	120,000		13,000	(5)	26,000	13,500		172,500			172,500	41,250		131,250		Dedicated retainer in DDSUs Balance – 50% DDSUs/ 50% cash
P. Gauthier	120,000		6,000		26,000	16,500		168,500	35,000	(6)	203,500	113,500	(4)	90,000		Dedicated retainer in DDSUs Balance in cash
T.J. Hearn	120,000		9,000		26,000	29,500	(7)	184,500			184,500	64,750		119,750		Dedicated retainer in DDSUs Balance in cash
A.D. Laberge	120,000		9,000		26,000	28,500		183,500			183,500	0		183,500		100% DDSUs
J. Lamarre	120,000		9,000		22,000	28,500		179,500			179,500	0		179,500		100% DDSUs
B.C. Louie	120,000		6,000		26,000	13,500		165,500			165,500	0		165,500		100% DDSUs
M.H. McCain	120,000		6,000		26,000	16,500		168,500			168,500	0		168,500		100% DDSUs
D.P. O’Brien	395,000	(8)	13,000	(5)	26,000	14,500	(7)	448,500			448,500	328,500		120,000		Chairman retainer in cash Dedicated retainer in Shares Balance – 35.9%Shares/ 64.1% cash
J.P. Reinhard	120,000		16,000	(5)	26,000	28,500		190,500			190,500	0		190,500		100% DDSUs
E. Sonshine	120,000		6,000		26,000	16,500		168,500			168,500	0		168,500		100% DDSUs
K.P. Taylor	120,000		9,000		26,000	25,500		180,500			180,500	0		180,500		100% DDSUs
V.L. Young	120,000		53,000	(9)	26,000	25,500		224,500	35,000	(10)	259,500	169,500	(4)	90,000		Dedicated retainer in DDSUs Balance in cash

(1)	The annual board retainer consists of a basic retainer of $30,000 and a dedicated retainer of $90,000. The dedicated retainer must be invested in Common Shares or DDSUs.
(2)	Includes $2,000 for participation in the annual strategy meeting.
(3)	Represents fees earned by Mr. W.G. Beattie for service on the boards of RBC Bank (USA) and RBC Bancorporation (USA), subsidiaries of RBC. These fees were paid in U.S. dollars but have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate on October 30, 2009 of US$1.00 = C$1.0819, rounded to the nearest Canadian dollar.
(4)	Includes fees earned for service on the boards of subsidiaries of RBC or entities in which RBC holds a substantial investment.
(5)	Includes Committee Chair retainer of $10,000.
(6)	Represents fees earned by Mrs. P. Gauthier for service on the board of RBC Dexia Investor Services Trust, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Conduct Review Committee.
(7)	Includes regional committee meeting fees.
(8)	Includes an additional cash retainer of $275,000, which Mr. D.P. O’Brien receives as Chairman of the Board.
(9)	Includes Audit Committee Chair retainer of $50,000.
(10)	Represents fees earned by Mr. V.L. Young for service on the board of RBC Dexia Investor Services Trust, consisting of a $30,000 annual board fee and a $5,000 annual fee for service as Chair of the Audit Committee.

17	Royal Bank of Canada

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Report of the Audit Committee

The Audit Committee assists the board in its: (i) oversight of the integrity of the financial statements; (ii) assessment and monitoring of the qualifications, performance and independence of the external auditor, Deloitte & Touche LLP (Deloitte); (iii) oversight of the adequacy and effectiveness of internal controls; and (iv) monitoring of compliance with legal and regulatory requirements. The Committee also assists the board in its oversight of the performance of the internal audit function and regularly meets with, and has the authority to communicate directly with, the Bank’s internal auditors. The Committee also acts as the audit committee of certain federally regulated subsidiaries of RBC.

Management of RBC is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly financial information. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance. For further information relating to the Audit Committee and external auditor, please refer to the section entitled “Audit Committee” in the Bank’s annual information form dated December 3, 2009, which has been filed with securities regulators at www.sedar.com or may be obtained free of charge on request from the Secretary.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee members, as required by applicable Canadian and U.S. laws, and is posted on our website at www.rbc.com/governance.

Financial Literacy and Audit Committee Financial Experts

The board has determined that each member of the Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance listing standards of the New York Stock Exchange. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

The board has determined that each of T.J. Hearn, A.D. Laberge, J.P. Reinhard and V.L. Young qualifies as an “audit committee financial expert” as defined by rules of the Securities and Exchange Commission (SEC).

2009 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2009:

•    Reviewed and discussed with management and Deloitte and recommended for approval by the board the quarterly unaudited and annual audited financial statements for the year ended October 31, 2009.

•    Reviewed and recommended for approval by the board earnings releases on quarterly and annual results, the 2009 annual information form, the 2009 Annual Report and the annual report on Form 40-F for the year ended October 31, 2009 filed with the SEC.

•    Discussed with Deloitte its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the consolidated financial statements and on the effectiveness of internal control over financial reporting.

Royal Bank of Canada	18

•    Discussed with Deloitte matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB.

•    Received written confirmation from Deloitte of its independence from RBC and written disclosure of all relationships between RBC and its related entities, and Deloitte and its related entities that may impact its independence, consistent with applicable accounting requirements. In connection with its assessment of Deloitte’s independence, the Committee has discussed with Deloitte its independence including that firm’s relationships with RBC and its related entities.

•    Pre-approved all engagements with Deloitte, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from its quarterly reviews and year-end audit, and approved all of Deloitte’s fees.

•    As part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed management’s progress toward its assessment that internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2009.

•    Reviewed the duties and responsibilities of the Chief Internal Auditor and the internal audit function and received quarterly reports of all audit activities conducted by the internal audit function, including quarterly assessments of the effectiveness of internal controls.

•    Received regular reports pursuant to procedures established by the Committee for the receipt and resolution by RBC of complaints concerning accounting, internal accounting controls or auditing matters, and the procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.

•    Reviewed and approved the Bank’s policy on disclosing material information.

•    Approved a policy on reporting significant issues to the Chair of the Audit Committee and the Chair of the Conduct Review and Risk Policy Committee.

•    Received regular updates from the General Counsel on legal matters and reports from the Chief Compliance Officer on compliance with applicable laws and regulations, including anti-money laundering regulations.

•    Received regular reports on capital management, liquidity risk management and the status of the Bank’s liquidity position.

•    Approved the process for the assessment of internal capital adequacy, which is responsive to both the Bank’s Capital Management Framework and the requirements of the Basel II Capital Accord.

•    Received updates from management on the impact of the market environment on the Bank’s income, revenues, liquidity and financial position.

•    Met regularly with Deloitte without management present and, at least quarterly, met separately with Deloitte, the Chief Internal Auditor, the General Counsel, and the Chief Compliance Officer to discuss and review specific issues as deemed appropriate.

•    Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of its regular examination of RBC.

•    Received regular updates from management on changes to accounting standards and on the implementation of International Financial Reporting Standards.

This report has been approved by the members of the Audit Committee.

V.L. Young (Chair), T.J. Hearn, A.D. Laberge, J. Lamarre, J.P. Reinhard and K.P. Taylor

19	Royal Bank of Canada

Report of the Conduct Review and Risk Policy Committee

The Conduct Review and Risk Policy Committee fulfills the role of a conduct review committee for RBC and certain of its subsidiaries. It reviews policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX), as well as monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that RBC has processes in place to ensure adherence to our Code of Conduct.

The Committee is also responsible for overseeing risk management, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which RBC is exposed.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance.

2009 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2009:

•    Received an external perspective of the market position of RBC relative to its North American and global peers in the context of market developments affecting financial services.

•    Reviewed management’s self-assessment against risk management practices recommended by industry and supervisory bodies following the market disruption.

•    Reviewed and approved the Bank’s comprehensive Enterprise Risk Management Framework, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks.

•    Received, at each meeting, in-depth reviews of risk issues presented by the Chief Risk Officer.

•    Reviewed regular reports on enterprise risks, including detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization including market, operational, liquidity and funding, regulatory, environmental and insurance risks.

•    Received an update on the Bank’s risk appetite, approved the Risk Appetite Framework, and reviewed regular reporting on the assessment of the Bank’s risk profile against risk appetite as part of the reporting on enterprise risks.

•    Reviewed regular updates on management’s implementation of the Basel II Capital Accord.

•    Received, as part of the Bank’s ongoing Enterprise Compliance Management Program, regular reports on regulatory compliance matters including detailed reporting on the status of the Bank’s global anti-money laundering program and policies and the program for managing outsourcing risk.

•    Reviewed, and recommended to the board for approval, the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

•    Reviewed situational stress testing analyses and the 2009 results of the Bank’s enterprise stress testing program.

•    Received regular updates on activities of the Bank’s Reputation Risk Oversight Committee, which reviews structured transactions and complex credits, products and services with potentially significant reputational risks.

•    Reviewed reports on transactions with related parties of RBC to confirm that such transactions comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules.

•    Reviewed and approved our Code of Conduct.

•    Received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions, including a report on compliance with the requirements of the Financial Consumer Agency of Canada.

Royal Bank of Canada	20

•    Reviewed a report on the Bank’s framework of internal controls for dealing with conflicts of interest.

•    Met with representatives from the Office of the Superintendent of Financial Institutions and reviewed the results of its regular examination of RBC.

This report has been approved by the members of the Conduct Review and Risk Policy Committee.

J.P. Reinhard (Chair), W.G. Beattie, P. Gauthier, T.J. Hearn, A.D. Laberge, J. Lamarre, M.H. McCain and E. Sonshine

Report of the Corporate Governance and Public Policy Committee

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluation of board, committee and director effectiveness. The Committee is also responsible for advising the board in applying governance principles and practices; monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC; monitoring the amount and form of director compensation; and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to create the Bank’s strong and sustained reputation and advises the board on public affairs matters including the development of corporate donations and community investment policies and programs.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance.

2009 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2009:

•    Conducted the annual evaluation of effectiveness of the Board of Directors.

•    Reviewed credentials and performance of individuals proposed for election as directors.

•    Assessed direct and indirect material relationships between each director nominee and RBC and recommended to the board that 14 of the 15 nominees named in this Circular are independent.

•    Reviewed the amount and form of compensation of the directors and, as described on page 13 of the Circular, recommended that the board increase the annual retainers for the Chairs of the Human Resources Committee and the Conduct Review and Risk Policy Committee.

•    Reviewed the Statement of Corporate Governance Practices included in this Circular.

•    Reviewed and recommended to the board a policy providing shareholders with an advisory vote on executive compensation.

•    Reviewed and recommended changes to the charters of each of the board’s committees and the board and to the Committee Chair mandate.

•    Continued to monitor new legislation and best practices relating to corporate governance.

•    Received reports relating to client loyalty, media coverage, government relations and the Bank’s reputation with its key stakeholders.

•    Received an update on the Bank’s public policy strategy to build relationships and reputation with key government and related stakeholders.

•    Reviewed the Bank’s corporate donations strategy and received updates on community investment policies.

This report has been approved by the members of the Corporate Governance and Public Policy Committee.

D.P. O’Brien (Chair), W.G. Beattie, J.T. Ferguson, F.C.A., P. Gauthier, B.C. Louie, F.C.A., M.H. McCain and E. Sonshine

21	Royal Bank of Canada

Report of the Human Resources Committee

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on succession planning, compensation and human resources principles and on related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC. As detailed in the “Compensation discussion and analysis” starting on page 22 of this Circular, the board approves the compensation of the President and Chief Executive Officer based on the recommendations of the Committee in light of his performance and the Bank’s performance against approved objectives and comparable North American financial institutions. The Committee annually reviews executive talent development strategies, succession plans for key senior leadership roles and readiness of the Bank’s executive talent to deliver strategic goals of RBC. In addition, the Committee makes recommendations to the board on the compensation of senior management and matters concerning the Bank’s pension plans.

The Committee assesses its effectiveness annually to ensure that it has effectively fulfilled its responsibilities as set out in its charter. The full charter of the Committee is posted on our website at www.rbc.com/governance.

Independent Committee

The board has determined that all of the members of the Committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the CSA’s corporate governance guidelines. The Director Independence Policy is posted on our website at www.rbc.com/governance. The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs and meets privately, with no members of management present, after every regularly scheduled committee meeting.

Additionally, the board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation and risk management necessary to fulfill the Committee’s obligations to the board and shareholders. All of the Committee members have had significant experience in these important areas through their experience as senior leaders directing large and complex organizations. None of the Committee members currently serves as a chief executive officer of a public company. The President and Chief Executive Officer does not participate in making appointments to the Committee.

2009 Highlights

In accordance with its charter, the Committee accomplished, among other things, the following in 2009:

•    Reviewed opportunities to enhance the design of executive compensation programs to ensure that policies and practices are consistent with and promote sound and effective risk management. In that regard, the Committee recommended to the board refinements to strengthen alignment with emerging best practice recommendations of global regulators and competitiveness of compensation programs, including:

•    formalizing, within the Bank’s compensation principles, the link between our compensation practices and risk management policies;

•    enhancements to our Capital Markets compensation program including increases to the proportion of compensation that is deferred, adjustments to the vesting schedule of deferred compensation and extending the share ownership requirements to a broader group of employees;

•    changing the stock option vesting schedule to vest 50% in the third year and 50% in the fourth year from grant date, to tie executive rewards to a longer term risk horizon; and

•    adopting a policy providing that compensation of RBC executives and Capital Markets employees may be forfeited or repaid to RBC in the event of employee misconduct.

•    Reviewed the results of risk assessments conducted by the compensation risk management oversight committee pursuant to a risk assessment framework developed by management to assess alignment of executive compensation programs with prudent risk management practices and with the Principles for Sound Compensation Practices issued by the Financial Stability Board, the forum of international regulators created to promote financial stability.

•    Reviewed in detail and made recommendations to the board on the compensation of the President and Chief Executive Officer and other senior management, including the Named Executive Officers.

Royal Bank of Canada	22

•    Reviewed the Executive Talent Management Framework which outlines key elements such as defining capabilities required to execute the strategies of the Bank’s businesses, assessment and development and succession planning processes.

•    Assessed the effectiveness of leadership development strategies, assessment and development processes and the depth and diversity of succession plans in place to support the strategic objectives.

•    Reviewed the funding, performance and investment strategy of the Bank’s pension plans.

•    Reviewed and approved our Code of Conduct.

•    Monitored developments in corporate governance relating to executive compensation, including the shareholder advisory vote on executive compensation.

•    Met privately with the external compensation consultant with no members of management present at every regularly scheduled meeting of the Committee.

The members of the Human Resources Committee approved this report and reviewed, and recommended to the board for approval, the “Compensation discussion and analysis” included in this Circular.

J.T. Ferguson, F.C.A. (Chair), D.T. Elix, B.C. Louie, F.C.A., D.P. O’Brien, K.P. Taylor and V.L. Young

Executive Compensation

This section describes the Bank’s executive compensation philosophy, principles, and programs and is organized around the following topics:

Compensation discussion and analysis

Compensation philosophy and principles

The Bank’s executive compensation programs are designed to attract, motivate and retain high-performing executives. The Bank recognizes the critical importance of an engaged and talented leadership team in creating sustainable shareholder value.

RBC encourages executives to be prudent in their decision making by aligning compensation with critical short, medium and long-term objectives which are key to achieving the Bank’s strategic goals:

•	In Canada, to be the undisputed leader in financial services.
•	In the U.S., to be a leading provider of capital markets, wealth management and banking services by building on and leveraging the Bank’s considerable capabilities.
•	Outside North America, to be a premier provider of select capital markets, wealth management and banking services in markets of choice.

The Bank’s philosophy for compensation overall and executive compensation in particular, is based on four key principles:

Compensation aligns with shareholder interests

Performance-based incentive programs align the interests of executives with shareholders with payouts from these programs varying based on the Bank’s absolute and relative performance. Executives receive a significant portion of compensation as

23	Royal Bank of Canada

equity incentive awards, motivating them to focus on the Bank’s long-term success. Executives are required to own Common Shares of the Bank, and the President and Chief Executive Officer (CEO) and members of the Group Executive (the Bank’s most senior management) must hold a significant amount of the Bank’s Common Shares.

Compensation aligns with sound risk management principles

The Bank’s risk management culture is reflected in its approach to compensation. Compensation programs and practices align with the enterprise-wide risk management framework to ensure there is a balance between risk and reward. Performance is assessed on financial as well as other measures, which include adherence to risk management policies and guidelines.

RBC pays for performance

Executive performance is assessed against key financial, risk, strategic and operational measures that are aligned with the Bank’s strategy and objectives. A large proportion of executive pay is at-risk as a significant portion of compensation is comprised of performance-based incentive awards, and payouts are not guaranteed. To create a clear relationship between pay and performance, incentives provide an executive with upside potential for outstanding performance, and conversely, downside risk when RBC, business segment and/or individual results fall short of objectives.

Compensation enables the Bank to attract and retain talent

The Bank’s talented and motivated executives are key to building a sustainable and successful future. As such, RBC offers compensation that is competitive in the markets where it operates and competes for talent. The equity incentive programs, including their forfeiture provisions, also encourage executives to remain with RBC.

Compensation management framework

The Bank’s compensation management framework includes processes for establishing target compensation, determining the pay mix and proportion of pay at-risk, setting objectives, evaluating performance and determining total compensation, and scenario testing (stress testing) pay levels.

Alignment of compensation with risk management principles

The Bank’s compensation programs are founded on principles and processes that support the management of risk, ensuring management’s plans and activities are prudent and focused on generating shareholder value within an effective risk control environment. In keeping with the evolving regulatory environment and emerging best practices, RBC undertook a review to strengthen the alignment of compensation and governance practices with sound risk management principles.

A new compensation risk management oversight committee was established by management in 2009 to formalize processes for governance, oversight and management of compensation programs. Committee members include the Chief Risk Officer, the Chief Human Resources Officer, and the Chief Administrative Officer and Chief Financial Officer. The compensation risk management oversight committee reviews and monitors compensation program design and payouts of major incentive programs to ensure alignment with the principles for sound compensation practices issued by the Financial Stability Board, the forum of international regulators created to promote financial stability.

In 2009, the compensation risk management oversight committee reviewed major compensation programs with a focus on the Bank’s executive program and the RBC Capital Markets’ programs, to assess alignment with the Financial Stability Board’s principles for sound compensation practices and to make recommendations for changes. The Human Resources Committee (the Committee) reviewed the assessments and approved the following enhancements to compensation programs:

•

The stock option program vesting schedule was adjusted whereby 50% of options will vest three years after grant date and the remaining 50% will vest at the end of the fourth year. Options previously vested on the basis of 25% annually, beginning one year after the grant date.

•

Introduction of a clawback policy for executives of the Bank as well as employees of RBC Capital Markets. This policy will allow RBC to recoup incentive awards that have already been paid and cancel unvested performance-based incentive awards for individuals who engage in conduct that is detrimental to RBC.

•

Increases in the deferral component for senior leaders of RBC Capital Markets. Under the new schedule, a minimum of 45% of the total bonus awarded to senior leaders is deferred through equity-based programs which vest over three years or longer.

In addition, the Committee now formally meets with the Chief Risk Officer to discuss how the Bank’s compensation approach and programs align with sound risk management principles and how the compensation structure and design result in incentive awards that are symmetric with risk outcomes.

Royal Bank of Canada	24

The following practices for the Bank’s executive compensation program ensure performance-based incentive awards do not drive risk in excess of the Bank’s risk appetite:

•	Performance-based incentive payout pools are based primarily on earnings, rather than revenues.
•	A minimum return to shareholders must be achieved before payouts are made from the executive performance-based incentive program.
•	Performance of executives is assessed on financial, risk, strategic and operational measures as well as leadership behaviours.
•	Performance-based incentive funding is capped for bank executives.

Independent advice

The Committee has retained Hay Group as its external consultant since 2004. Hay Group is an important third-party resource for advice and counsel, and its role includes:

•

Annually reviewing the Bank’s compensation principles and design of major programs to ensure they remain aligned with shareholder interests and are market competitive and making recommendations for changes;

•	Advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and globally;
•

Assisting the Committee in developing recommendations for total compensation of the CEO and Group Executive members including the design of compensation and retirement programs, the program mix, the appropriate level of compensation based on individual, business segment and overall RBC performance and market positioning relative to peer companies;

•	Reviewing all compensation-related materials in advance of each meeting and highlighting potential issues to the Chair of the Committee; and
•	Undertaking special projects as requested by the Chair of the Committee.

The Committee regularly meets in-camera with its consultant, without management present. Meeting independent of management is fundamental to the Committee’s effectiveness in overseeing compensation.

Hay Group also provides other services to RBC such as position evaluation, market information and compensation surveys used by Canadian financial institutions to benchmark executive and non-executive compensation. As in past years, the Committee reviewed the non-committee services planned for 2009 and the proposed fees.

In 2009, the Chair of the Committee approved fees for Hay Group to provide position evaluation services for the integration of the Bank’s acquisition of Royal Bank Trinidad and Tobago with its Caribbean operations, which resulted in an increase in fees paid for other services. These additional position evaluation fees are not expected to continue in 2010. The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2008	Fees paid in 2009	Percentage of all fees paid in 2009
As independent consultant to the Committee	$130,044	$148,013	47%
For other services (position evaluation and compensation surveys)	$64,485	$164,085	53%

Establishing target compensation

RBC competes for talent primarily with other financial services institutions. Target compensation for executives is established by reviewing pay levels and program design of these other companies to ensure the Bank’s programs remain market competitive. RBC receives market information from a number of external consulting firms, including Hay Group, McLagan, Mercer (Canada) Ltd., Towers Perrin and Watson Wyatt. In addition to providing market information, Towers Perrin provides RBC management with guidance on executive compensation design. The Committee’s independent consultant, Hay Group, analyzes the market information and assists the Committee in determining appropriate benchmark peer groups for the CEO and members of the Group Executive. Key considerations in the selection of peer group companies are outlined in the following table.

Industry	Companies operating in similar businesses
Size	Companies reasonably similar in size
Geographic reach	Companies with a reasonably similar footprint and global reach
Diversity of business and complexity	Companies with similar business diversity and complexity
Talent market	Companies that represent the potential employment market for executives

25	Royal Bank of Canada

The compensation peer group

In Canada, RBC has generally benchmarked executive compensation with reference to the median of comparable executive roles at the large Canadian financial institutions. Individual targets may be established above or below the median of the peer group based on the executive’s knowledge, experience and performance track record as well as considerations outlined in the above table. The table below shows how RBC ranks relative to the Canadian financial institutions in the Bank’s compensation peer group, on a number of measures.

Compensation peer group
Company(1)	Revenue (millions)	Total Assets (millions)	Net Income (millions)	Market Capitalization (millions)	Full-time Equivalent Employees (thousands)
Bank of Montreal	$11,064	$388,458	$1,787	$ 27,578	36.2
The Bank of Nova Scotia	$14,457	$496,516	$3,547	$ 46,191	67.8
Canadian Imperial Bank of Commerce	$9,928	$335,944	$1,174	$ 23,728	41.9
Manulife Financial Corporation	$33,003	$211,025	$497	$ 32,766	45.0
National Bank of Canada	$4,131	$132,138	$854	$ 9,078	14.9
Sun Life Financial Inc.	$15,563	$119,833	$857	$ 16,786	14.5
The Toronto-Dominion Bank	$17,860	$557,219	$3,120	$ 52,785	66.1

Median of Canadian peer group	$14,457	$335,944	$1,174	$ 27,578	41.9
RBC	$29,106	$654,989	$3,858	$ 77,685	71.2
Rank	2nd Largest	Largest	Largest	Largest	Largest

(1)	Comparative information is from public filings for the most recently available fiscal year. With the exception of Manulife Financial Corporation and Sun Life Financial Inc., this table shows the results as at October 31, 2009. For Manulife Financial Corporation and Sun Life Financial Inc., the information shown is as at December 31, 2008. For all companies, market capitalization is as at October 31, 2009.

Target compensation mix and pay at-risk

Total direct compensation (base salary and performance-based incentive awards) is structured so that a significant portion of the compensation executives receive is pay at-risk, reflecting the influence these individuals have on the Bank’s financial performance. A significant portion of pay at-risk is deferred as equity incentive awards to focus executives on generating long-term value for shareholders and align compensation with the risk time horizon.

Share ownership

To reinforce the focus on generating long-term value for shareholders, Bank executives and managing directors in RBC Capital Markets have minimum share ownership requirements which are based on the level of their role, as shown in the table below. The CEO and Group Executive share ownership requirements extend for a period of time into retirement.

These requirements can be met through personal holdings, shares accumulated under the employee share ownership plans, or share units held under the equity incentive programs, other than the stock option program.

Employees who are promoted to Bank executives or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years to meet the minimum. All executives and managing directors covered by this policy currently meet these requirements.

Minimum share ownership requirements by level
CEO	• 8 times the last three years’ average base salary • must continue to meet share ownership requirements in the first two years of retirement
Members of the Group Executive (other than the Co-Group Heads, RBC Capital Markets)	• 6 times the last three years’ average base salary • must continue to meet share ownership requirements in the first year of retirement
Co-Group Heads, RBC Capital Markets	• 2 times the last three years’ average base salary and annual cash bonus • must continue to meet share ownership requirements in the first year of retirement
Executive Vice-Presidents	• 3 times the last three years’ average base salary
Members of the Operating Committee, RBC Capital Markets	• 1.5 times the last three years’ average base salary and annual cash bonus
Senior Vice-Presidents	• 2 times the last three years’ average base salary
Vice-Presidents of the Bank and Managing Directors, RBC Capital Markets	• 1 times the last three years’ average base salary

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Setting performance objectives

At the beginning of the fiscal year, the Committee establishes performance objectives for the CEO based on the financial, risk, strategic and operational objectives of the Bank. The CEO establishes objectives for each member of the Group Executive, which vary based on roles and responsibilities. The financial objectives include stretch targets which have a realistic likelihood of being achieved under economic and market assumptions used in the planning process.

Evaluating performance and determining total compensation

The Committee considers the following factors in determining the performance and appropriate level of compensation for the CEO, as well as the Group Executive members:

•	Performance against the Bank’s short and medium-term financial, risk, strategic and operational objectives;
•	For business heads, in addition to RBC financial performance, business segment performance against short and medium-term financial, risk, strategic and operational objectives;
•	The Bank’s performance relative to the performance of its peer group;
•	The executive’s potential for future contribution to creating long-term shareholder value; and
•	Market competitiveness of compensation relative to the peer group.

The Committee evaluates the performance of the CEO relative to his objectives. The Committee reviews peer group market information and receives advice from its consultant before exercising its independent judgment to determine appropriate compensation. The Committee reviews stress tests for the incentives, as outlined below, and when satisfied an appropriate pay-for-performance linkage has been achieved, it recommends the compensation awards to the board for review and approval. The CEO does not participate in these discussions.

The CEO evaluates the performance of the Group Executive and reviews the evaluations with the Committee before providing his recommendations for their compensation. The Committee considers these recommendations, reviews market information, receives advice from its consultant and exercises its independent judgment to determine if any adjustments are needed. The Committee reviews stress tests for the incentives and, when satisfied an appropriate pay-for-performance linkage has been achieved, recommends the compensation awards to the board for approval.

Stress testing pay levels

Stress testing is done to see how the performance-based incentive programs might pay out under different scenarios of Bank performance, ensuring the programs would pay out as intended, are aligned with the Bank’s pay-for-performance principle, and would not drive risk in excess of the Bank’s risk appetite. The performance scenarios range from poor to exceptional results, and the Committee reviews them to consider their potential impact on future payouts.

The CEO’s total compensation is also back tested. This involves reviewing the current value of performance-based incentive awards granted to him since he assumed his role to determine whether there has been an extraordinary compensation outcome unrelated to performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentive at the time of exercise, and the value of unvested mid and long-term incentive awards as at the date of the test. The Committee reviewed the back test for the period 2001 to 2009 and was satisfied there has been an appropriate pay-for-performance linkage.

In addition, the Committee’s consultant uses Hay Group’s Performance Index to analyze CEO compensation for “value for performance” from a shareholder perspective. This index compares Total Shareholder Return, Return on Equity, and Earnings per Share growth to CEO performance-based incentive awards among the Bank’s Compensation peer group described on page 25. This analysis showed that RBC delivered the best “value for performance” for the three-year period ended October 31, 2008, which was consistent with fiscal 2007 findings.

27	Royal Bank of Canada

Components of executive compensation

Executive compensation includes base salary, performance-based incentive awards, pension and benefits, and perquisites. RBC regularly reviews these components to ensure they continue to align with the Bank’s compensation principles and are competitive with the compensation peer group. The table below summarizes the various components of the executive compensation program, and the purpose of each component. More detailed descriptions follow the table.

Summary Table	Purpose
Base salary	• provides a base level of fixed compensation reflecting the executive’s level of responsibility, capabilities, knowledge and experience
Performance-based incentive awards
Annual incentive • Annual variable short-term incentive (STI) • RBC Capital Markets annual cash bonus

•     rewards individual performance and contribution to annual performance of the business segment and RBC overall

•     considers absolute performance relative to objectives as well as performance relative to the peer group

•     aligns the interests of executives with shareholders

Mid-term incentive (equity-based) • Performance deferred share units and restricted share units	• rewards individual performance and contribution to the short and medium-term performance of RBC • encourages executives to stay with RBC • aligns the interests of executives with shareholders
Long-term incentive (equity-based) • Stock options

•     rewards individual performance, contribution to the long-term performance of RBC

•     provides executives added incentive to enhance shareholder value

•     encourages executives to stay with RBC

•     aligns the interests of executives with shareholders

Pension and benefits	• consistent with market practice, provides a flexible benefits program as well as a choice between defined benefit and defined contribution pension plans
Perquisites	• provides a perquisite allowance that can be used to cover expenses including transportation, parking, and financial counseling • RBC Capital Markets does not participate in the perquisite program

Base salary

Base salaries are reviewed annually, and increases are generally granted when an executive assumes significantly greater responsibilities, an executive’s proficiency and expertise has significantly increased, or there is a material change in the peer benchmark information for equivalent roles.

Performance-based incentive awards

The annual, mid and long-term incentive programs are based on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based, but provides executives the option of receiving all or part of their award as deferred share units.

Annual variable short-term incentive (STI) program

The STI program rewards performance for the fiscal year, including individual, business segment and overall RBC performance. All executives participate in this program. See page 30 for information on the RBC Capital Markets’ senior leader compensation program.

Determining the business performance multiplier

At the beginning of each fiscal year, the Committee establishes an overall RBC Net Income After-Tax (NIAT) target specifically for the STI program that is used to determine the business performance multiplier (NIAT is reported as Net Income in the Bank’s comparative financial statements and management’s discussion and analysis). This target is approved by the board. The Committee establishes a Return on Equity (ROE) performance threshold, which for the 2009 STI payout, was the five-year Government of Canada Bond rate plus 300 basis points. In addition, consideration is also given to secondary measures and the business environment in which the results were achieved.

At the end of the fiscal year, after confirming the ROE performance threshold has been met, the Bank’s overall performance and the business segment performance is compared to the NIAT targets for the STI program to determine business performance multipliers. The Committee assesses the following secondary measures to determine whether it should apply discretion to adjust the business performance multiplier and resulting payout:

•	absolute and relative financial performance (including Return on Equity, Earnings per Share, Total Shareholder Return) as well as operating leverage and cost management initiatives;
•	risk-adjusted performance (economic profit);
•	client satisfaction and market share;
•	employee engagement; and
•	extraordinary, unusual or non-recurring items.

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For the CEO and executives in corporate support groups, the business performance multiplier is determined by overall RBC performance. For executives in business segments, 30% of the business performance multiplier is determined by overall RBC performance and 70% is determined by business segment performance.

The Committee recommends the STI payout to the board for approval. The business performance multiplier has typically been between 50% and 150%, but can vary from 0% to 200% of target depending on how well RBC and/or the business segment performs. Performance for both RBC overall and the business segment needs to be exceptional in order for the business performance multiplier to be 200%.

Determining the individual performance multiplier

The individual performance level is based on meeting personal objectives, which are aligned with the Bank’s short and mid-term financial, risk, strategic and operational objectives. The individual performance multiplier ranges from 0% to 200% of target depending on the executive’s performance. For executives who meet or exceed performance objectives, the individual performance multiplier typically ranges from 100% to 150%.

Calculating the STI award

An executive’s STI payout is calculated as follows:

Annual incentive target A percentage of base salary	x	Business performance multiplier (%)	x	Individual performance multiplier (%)	=	Annual variable short-term incentive (STI) award

Deferred share unit program

Prior to the beginning of the fiscal year, executives can make an election to receive all or a portion (25%, 50%, 75% or 100%) of their STI award in deferred share units (DSUs) rather than cash. When the STI award is made, the amount elected is converted to DSUs based on the average closing market price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. DSUs earn dividend equivalents in the form of additional DSUs. DSUs are redeemable only upon retirement or termination from RBC, and when redeemed, they are valued at the average closing price of the Bank’s Common Shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

Mid and long-term incentive awards are a significant component of the executive compensation program.

When new mid and long-term incentive awards are granted, previous awards are not taken into consideration as the awards are designed to reward performance for the current year as well as align long-term interests of executives with shareholders.

Performance deferred share unit program

The Performance deferred share unit program rewards executives for individual performance as well as short and medium-term absolute and relative bank performance. Performance deferred share units vest after three years, and a performance-based modifier can be applied to the number of units which would decrease or increase the value of the payout. Restricted share units may also be granted and they are not subject to a performance modifier and vest after three years.

The number of units granted is based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the grant date. Prior to any performance modifier being applied, the value of the award upon vesting equals the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the vesting date.

The performance modifier is determined by the Bank’s Total Shareholder Return (TSR) performance relative to the performance peer group, described below, and applied to the performance deferred share units that were previously granted to calculate the actual payout value of the award. The performance modifier has the potential to decrease or increase the award plus dividend equivalents by up to 25%, based on the relative ranking of the Bank’s TSR. For awards granted in December 2009, the performance modifier will be based on the Bank’s TSR relative to the new performance peer group for 2010.

There would be no payout of performance share units for the CEO, Group Executive, as well as executive and senior vice presidents if:

•	the Bank’s TSR is in the bottom quintile of the performance peer group; and
•	the three-year average ROE is below the performance threshold established at the beginning of each cycle of the program. For awards granted in December 2009, 2008 and 2007, the ROE threshold is 10%.

29	Royal Bank of Canada

Relative performance peer group

For mid-term equity incentive awards granted prior to December 2009, the performance peer group consisted of 18 North American financial institutions, as shown in the table below. This peer group has typically been the same as the peer group RBC uses to assess its relative financial performance on measures such as TSR.

2009 Performance peer group Canadian financial institutions	U.S. financial institutions
Bank of Montreal The Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Corporation National Bank of Canada Sun Life Financial Inc. The Toronto-Dominion Bank	BB&T Corporation Bank of America Corporation The Bank of New York Mellon Corporation Fifth Third Bancorp JPMorgan Chase & Co. KeyCorp	Northern Trust Corporation The PNC Financial Services Group Sun Trust Banks Inc. U.S. Bancorp Wells Fargo & Company

As a result of changes in the financial services industry over the past few years, including mergers and acquisitions, along with consideration of RBC performance and evolving strategy, RBC re-evaluated its financial peer group with the goal of ensuring that it included only those competitors in the financial services industry that it deemed to be most relevant. The primary criteria used for assessing and determining the Bank’s new financial performance peer group included business mix, geographic mix, size, and government ownership.

For mid-term equity incentive awards granted in December 2009, the performance peer group has been modified to align with a new financial performance peer group. The 2010 peer group includes 19 global financial institutions, as shown in the table below.

2010 Performance peer group Canadian financial institutions	U.S. financial institutions	Global financial institutions(1)
Bank of Montreal The Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Corporation National Bank of Canada Power Financial Corporation(1) The Toronto-Dominion Bank	Bank of America Corporation The Bank of New York Mellon Corporation JPMorgan Chase & Co. U.S. Bancorp Wells Fargo & Company

Barclays PLC (UK)

Banco Bilbao Vizcaya Argentaria Group (BBVA) (Spain)

BNP Paribas (France)

Credit Suisse Group AG (Switzerland)

Deutsche Bank Group (Germany)

National Australia Bank (Aus/NZ)

Westpac Banking Corporation (Aus/NZ)

(1)	New peer financial institutions

RBC share unit program

The RBC share unit program is used very selectively to attract and retain key talent at mid and senior management levels. Awards are granted as share units that earn dividend equivalents. The number of units granted is based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the grant date. The awards vest in full at the end of three years, or proportionally over three years depending on the situation. Their value upon vesting equals the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Stock option program

The stock option program focuses executives on enhancing shareholder value over the long term, and rewarding them accordingly. This program is used for the Bank’s senior executives, with only the Bank’s CEO, Group Executive, as well as executive and senior vice-presidents participating in this program. When new stock option awards are granted, prior awards are not taken into consideration as the awards are designed to reward performance for the current year and align long-term interests of executives with shareholders.

For options granted in December 2009, 50% of the options will vest and become exercisable three years after the grant date and the balance will vest and become exercisable at the end of the fourth year. Stock option awards granted prior to December 2009 vest over four years (25% of the options vest annually, beginning one year after the grant date). Options must be exercised within 10 years of the grant date.

Stock options are granted on a pre-established date that falls within an open trading window after the release of the Bank’s year-end results. Options are granted for the purchase of a set number of Common Shares at a fixed exercise price set at the volume-weighted average of the trading price per Common Share of a board lot of shares (100 shares) on the TSX for the five consecutive trading days immediately preceding the grant, or the closing price of RBC Common Shares on the TSX on the trading day immediately prior to the grant date, whichever is higher.

The Bank’s stock option granting practices comply with all TSX requirements. RBC does not backdate stock options granted, nor set the strike price below the market price. In addition, no executive can be granted stock options that exceed 5% of the total outstanding Common Shares.

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RBC Capital Markets compensation program

The RBC Capital Markets compensation program rewards performance for the fiscal year, including individual, business segment and overall RBC performance. The program applies to the majority of managing directors in RBC Capital Markets, including senior leaders.

Determining the bonus pool

Annually, the Committee reviews the process for determining the RBC Capital Markets bonus pool which is based on earnings before taxes and includes an adjustment to reflect the Bank’s performance using measures from the STI program. RBC Capital Markets earnings before taxes include capital charges and risk-related measures such as provisions for credit losses, liquidity reserves, trading losses and mark-to-market adjustments. At the end of the year, the Committee reviews the bonus pool to determine if any additional adjustments are required and recommends the bonus pool payout to the board for approval.

Determining individual awards

Individual bonus allocations are based on an assessment of financial and non-financial performance, which includes adherence to risk and compliance policies and procedures. Individual bonus allocations are discretionary. The individual bonus award is allocated partially in an annual cash bonus and partially in deferred equity. In 2009, the proportion of the bonus award allocated in deferred equity was increased for senior leaders. Under the new program, a minimum of 45% of the senior leader’s bonus award is deferred as RBC share units (RBC Capital Markets unit award program). The minimum deferral component for the Co-Group Heads, RBC Capital Markets was increased to 66% and the deferral is made through the Bank’s mid and long-term incentive program described on pages 28 and 29.

The deferred awards are granted as share units that earn dividend equivalents. The number of units granted is based on the five-day volume weighted average of the Bank’s Common Shares on the TSX immediately preceding the fiscal year-end. The 2009 awards vest over three years, with 25% paid at the end of the first year, 25% at the end of the second year and 50% paid at the end of the third year. The 2008 and 2007 awards vest over three years, at a rate of 33% per year. Their value on vesting equals the average closing price of the Bank’s Common Shares for the five trading days immediately preceding the vesting date.

Unvested awards may be forfeited for individuals who leave the company and do not comply with the Bank’s non-competition provisions.

Deferred share unit program

Prior to the beginning of the fiscal year, managing directors can make an election to receive all or a portion (25%, 50%, 75% or 100%) of their annual cash bonus in DSUs rather than cash. When the annual cash bonus is made, the amount elected is converted to DSUs based on the average closing market price of the Bank’s Common Shares on the TSX for the five trading days prior to the fiscal year-end. DSUs earn dividend equivalents in the form of additional DSUs. DSUs are redeemable only upon retirement or termination from RBC, and when redeemed, they are valued at the average closing price of the Bank’s Common Shares on the TSX for the five trading days prior to the redemption date.

Forfeiture and clawback policy

The Bank’s performance-based incentive programs include provisions that would negate the benefit of certain awards to the CEO and members of Group Executive, and other participants whose employment is terminated for cause. In the event of termination for cause, the terminated participant would forfeit all previously awarded unvested units under the Performance deferred share unit program, the RBC share unit program and the RBC Capital Markets unit award program, as well as all unvested options under the stock option program.

In 2009, RBC expanded its forfeiture provisions by introducing a clawback policy for the CEO, Group Executive, all executives of RBC and employees of RBC Capital Markets to align more closely with the Financial Stability Board’s principles for sound compensation practices and emerging best practices. In the event of fraud or misconduct, including failure to follow internal policies and procedures, RBC can recoup incentive awards that have already been paid or vested, as well as cancel unvested mid and long-term incentive awards.

Restrictions on trading

RBC has rules for equity-based compensation. Executives are prohibited from selling the Bank’s Common Shares directly or indirectly if they do not own or have not fully paid for them. Executives are also prohibited from directly or indirectly buying or selling a call or put on the Common Shares.

Pension, benefits and perquisites

Pension benefits

Executives in Canada have the choice of joining the Defined Benefit (DB) plan or the Defined Contribution (DC) plan. Executives may choose to enhance their retirement income under the DB or DC option by making optional contributions. In addition, the named executive officers receive supplemental pension benefits. See page 44 for more information.

31	Royal Bank of Canada

Other benefits

Executives participate in various employee benefit plans, including medical and dental care plans and life, disability and accident insurance plans on the same basis as other employees. Benefits are comparable to peer companies.

In Canada, Bank executives can participate in the Royal Bank employee savings and share ownership plan (RESSOP), and senior leaders in RBC Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. Members contribute up to 10% of eligible earnings and have the option of investing in RBC Common Shares. RBC matches 50% on the first 6% of contributions, up to the plan limits. The Bank’s matching contributions are automatically invested in RBC Common Shares.

Perquisites

Bank executives receive perquisites as part of their executive compensation program. Perquisite values vary by level of executive, and are comparable to peer companies.

2009 Compensation awards

This section discusses the compensation awards of the named executive officers, including how the Committee arrived at its recommendations for the compensation of the CEO, the Chief Administrative Officer and Chief Financial Officer and the Bank’s three other most highly compensated officers (the Bank’s named executive officers). The named executive officers in 2009 are:

•	Gordon M. Nixon, CEO
•	Janice R. Fukakusa, Chief Administrative Officer and Chief Financial Officer
•	David I. McKay, Group Head, Canadian Banking
•	A. Douglas McGregor, Co-Group Head, RBC Capital Markets
•	Mark A. Standish, Co-Group Head, RBC Capital Markets.

This year, Mr. McKay, Mr. McGregor and Mr. Standish are named executive officers for the first time.

The table below shows the total direct compensation that was awarded to the named executive officers in calendar 2009, including the proportion of pay at-risk and deferred performance-based pay.

			Performance-based incentive awards									Total direct compensation		Pay at- risk	Deferred perfor- mance -based pay
	Base Salary		Short-term incentive			Mid-term incentive				Long-term incentive
			Cash(1)		Restricted share units	Restricted share units		Performance share units
G. M. Nixon		$1,400,000		$0	$2,000,000		$0		$3,500,000		$3,500,000		$10,400,000	87%	100%
J. R. Fukakusa		$600,000		$735,000	$0		$225,000		$1,100,000		$1,325,000		$3,985,000	85%	78%
D. I. McKay		$500,000		$850,000	$0		$0		$1,100,000		$1,100,000		$3,550,000	86%	72%
A. D. McGregor		$200,000		$4,380,000	$0		$2,000,000		$3,185,000		$3,185,000		$12,950,000	98%	66%
M. A. Standish(2),(3)	US$	200,000	US$	4,380,000	$0	US$	2,000,000	US$	3,185,000	US$	3,185,000	US$	12,950,000	98%	66%

(1)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2009 annual short-term incentive/annual cash bonus in deferred share units.
(2)	Mr. Standish is based in New York and is paid in U.S. dollars.
(3)	In the summary compensation table on page 40, Mr. Standish’s U.S. dollar 2009 compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0819. This rate reflects the exchange rate on the last trading day of the fiscal year. The Canadian dollar equivalent of the amounts reported in the table above based on an exchange rate of US$1.00 = C$1.0819 are as follows: Base Salary $216,380; Annual cash bonus $4,738,722; Restricted share units $2,163,800; Performance deferred share units $3,445,852; and long-term incentive $3,445,852.

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2009 RBC STI business performance multiplier

At the beginning of the fiscal year, the Committee established NIAT of $5,500 million as the STI target for RBC. This was a stretch target which had a realistic likelihood of being achieved under economic and market assumptions used in the planning process. For STI purposes, the ROE performance threshold was established at 6%, the five-year Government of Canada Bond rate plus 300 basis points. In addition, the Committee established secondary measures to be used to determine what, if any, discretionary adjustments would be made to the business performance multiplier. The NIAT target and framework for the secondary performance measures were approved by the board.

At the end of the year, the Committee reviewed the Bank’s NIAT results relative to the established NIAT target for the STI program as well as the secondary performance measures outlined in the table below.

The Committee considered the Bank’s reported net income of $3,858 million for 2009, down $697 million from the previous year, mainly reflecting a $1.0 billion goodwill impairment charge recorded in the second quarter. The goodwill impairment charge was a non-cash item and did not affect the Bank’s ongoing operations or capital ratios. The Committee further considered the Bank’s cash net income of $5,034 million, up $357 million or 8%, from the previous year, reflecting strong performance across most businesses. The Bank’s ROE of 11.9% met the STI ROE performance threshold.

Secondary performance measures
Financial Performance	•	Defined operating leverage of 3.5% compared favorably to medium-term objective of >3%, reflecting strong trading revenue and ongoing commitment to prudent cost management
	•	ROE of 11.9%, below medium-term objective of 18%+
	•	Diluted earnings per share decreased by 24%
	•	Tier 1 Capital ratio of 13%, well above medium-term objective of 8.5%
	•	3 and 5-year average annual TSR of 8% and 16%, respectively, ranked RBC in the first quartile of North American financial peer group(1) for both periods
Risk-adjusted Performance	•	2009 economic profit of $1,451 million decreased $668 million or 32%, due to a higher equity base from share issuances and a higher cost of equity
Client Satisfaction and Market Share	• •

In Canada, most businesses continued to build on their leadership position in each market and product category

Higher market share in consumer lending, consumer deposits, business loans and business deposits in Canadian Banking

Employee Engagement	•	Employee engagement levels increased from 2008 and remain higher than the ‘North American High Performance Companies’(2) comparator group average

(1)	Refers to “2009 Performance peer group”, shown on page 29.
(2)	Refers to a group of high performing North American companies that participate in Towers Perrin employee opinion survey.

The Committee took account of strong performance across most RBC businesses, the robust capital base and results of other secondary measures as outlined above, all of which were achieved in a challenging environment. Based on this, the Committee decided to exclude the goodwill impairment charge from NIAT used for STI determination. No further adjustments were made. This resulted in an adjusted NIAT of $4,858 million, which translated to a 2009 business performance multiplier of 70% for Mr. Nixon, Ms. Fukakusa and other members of Group Executive in corporate support roles.

See the Bank’s comparative financial statements and management’s discussion and analysis for the year ended October 31, 2009 for detailed information about its performance in 2009. Copies of these documents and additional information about RBC are available on www.sedar.com, or the Bank’s website on www.rbc.com/investorrelations.

33	Royal Bank of Canada

Evaluating 2009 performance and determining compensation

Gordon M. Nixon

CEO

The Committee evaluated the 2009 individual performance of the CEO as follows:

2009 Objectives	2009 Results
Financial Performance
• Achieve progress towards medium-term (3 to 5 years) financial objectives

•    The recessionary environment, challenging market conditions and need to strengthen capital positions impacted EPS growth and ROE. Defined operating leverage of 3.5%,

      reflecting exceptional revenue growth, effective cost management and strong capital ratios (see below)

•    3 and 5-year average annual TSR of 8% and 16%, respectively, ranked RBC in the first quartile within its peer group for both periods

•    Cash net income of $5,034 million, up $357 million or 8%, from last year reflecting strong performance across most businesses; full-year earnings of $3,858 million down by $697 million or 15% from last year, while full-year earnings of $4,858 million excluding goodwill impairment of $1.0 billion up $303 million or 7%

•    Launched cost management initiatives resulting in significant 2009 in-year and run-rate savings

Risk management
• Manage the enterprise profile within a defined risk appetite • Maintain strong capital ratios to support the Bank’s strategic direction, growth objectives and credit rating

•    Effective enterprise risk management framework underpinned the strength and stability at the core of the Bank’s continued success under adverse business conditions

•    Capital ratios extremely strong in absolute terms and relative to peers. The Tier 1 ratio is

      13%, well above the medium-term objective of 8.5%

•    Senior debt ratings are among the highest of financial institutions globally. At the end of fiscal 2009, RBC rated Aaa (negative) by Moody’s, and AA- (stable) by Standard &

      Poor’s

Strategy execution and client satisfaction

•    Be the undisputed leader in financial services in Canada

•    Be a leading provider of banking, wealth management

      and capital markets services in the U.S.

•    Outside of North America, be the premier provider of

      select banking, wealth management and capital

      markets services in markets of choice

•    Preserve and strengthen client satisfaction/loyalty

•    Canadian Banking grew market share leadership positions in most business and personal banking products, maintained #2 rank in Client Loyalty for both Personal and

      Business markets in Canada, and achieved 1st position in a number of categories,

      including Branch Service Excellence

•    Continue to lead the Canadian mutual fund industry, named Global Asset Management

      Best Overall Fixed Income Group for 2009 by Lipper Funds. RBC Wealth Management

      named Outstanding Private Bank North America by Private Banker International

•    RBC named top investment bank in Canada, U.S. mid-market investment bank of the year, Best Overall Credit House in Europe, #1 global oil and gas M&A financial advisor, and #1 Canadian dollar dealer

Talent management
• Ensure leadership bench strength and succession for key leadership roles • Maintain high employee engagement levels • Strengthen leadership in diversity and in the workforce overall

•    Strong succession plans in place for key roles. Numerous cross-business executive appointments made to further develop high potential talent and also recruited executive talent, primarily outside Canada

•    Employee engagement levels increased from 2008 and remain higher than the ‘North

      American High Performance Companies’ comparator group average. Recognized externally as an Employer of Choice in Canada, and strengthened position in the U.K and U.S.

•    Leadership efforts promoting diversity and inclusion continued. Named as one of

      Canada’s Best Diversity Employers by Mediacorp. Highest representation of women and second highest of visible minorities in executive roles among Canadian banks

      (2008 Employment Equity Report)

Reputation management

•    Foster a culture of integrity through leadership actions

      that exemplify RBC values

•    Preserve and strengthen the Bank’s brand and reputation

      with all stakeholders

•    Leverage the strength and stability of RBC to instill

      confidence in clients and investors

•    96% of employees surveyed said RBC operates with integrity in its dealings with clients and communities

•    The Bank’s brand has emerged as a symbol of safety, strength and stability and this has been leveraged to attract new customers as well as talent (named to Top 100 Most

      Valuable Global Brands by BrandZ)

•    Recognized nationally and internationally for many aspects of corporate citizenship

      (e.g., Global 100: Most Sustainable Corporations in the World by Innovest, Best 50

      Corporate Citizens in Canada by Corporate Knights, Dow Jones Sustainability World

      Index)

Under Mr. Nixon’s leadership, the Bank’s performance in 2009 demonstrated the competitive advantage of its diverse business mix, a comprehensive approach to risk management, an effective leadership team and an engaged workforce. RBC addressed challenges and took actions to strengthen its balance sheet. RBC stands apart as a globally significant, strong and stable institution at the end of a very challenging year.

The Committee evaluated 2009 results against Mr. Nixon’s financial objectives (50% weighting) and his risk, strategic and operational objectives (50% weighting). With respect to the financial results, the Committee gave particular consideration to reported net income, cash earnings, operating leverage, top quartile three and five-year TSR, a strong Tier 1 capital ratio and strong earnings growth in certain of the Bank’s capital markets businesses. In addition, all of the Bank’s businesses in Canada

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continued to build on their leadership position through their focus on clients. All businesses globally reported strong employee engagement scores. Based on these results, the Committee established Mr. Nixon’s individual performance multiplier at 135%.

The Committee applied the STI formula described on page 28, multiplying Mr. Nixon’s STI target of $2,100,000 by the RBC business performance multiplier of 70% and his individual performance multiplier of 135%. The Committee recommended an STI award of $2,000,000, which was approved by the board. To further align Mr. Nixon’s compensation to the Bank’s mid-term performance and reinforce the focus on generating long-term value for shareholders, the STI of $2,000,000 was awarded in the form of restricted share units under the RBC share unit program. The award will vest three years from the grant date of December 16, 2009.

In reviewing Mr. Nixon’s 2009 mid and long-term incentive target compensation, the Committee considered the Bank’s size and scope relative to the benchmark group of Canadian peers (as outlined on page 25). The Committee also reviewed peer group benchmark reports prepared by external consulting firms, including the Committee’s consultant. In light of the relative size and scope of RBC (ranked largest in Canada and 14th globally by market capitalization as at October 31, 2009) and Mr. Nixon’s sustained performance over his long tenure as CEO, the Committee recommended his mid and long-term incentive award should be referenced well above the median of the compensation peer group. The target was increased for 2009 to $7,500,000, which the board approved.

In determining the equity-based incentive award for 2009, the Committee considered the Bank’s absolute and relative financial performance, including top quartile three and five-year TSR and the robust capital base. This solid financial profile positions RBC to continue to extend its broad-based leadership position in Canada and strengthen its global capabilities. The Committee recommended a mid and long-term incentive award of $7,000,000, which was approved by the board. The value was equally split between performance deferred share units ($3,500,000) and stock options ($3,500,000).

For Mr. Nixon, 100% of his performance-based incentives were deferred through equity-based mid and long-term incentive awards.

Share ownership requirements and actual shareholdings

The table below shows Mr. Nixon’s shareholdings as at October 31, 2009, which significantly exceed the minimum requirements. The values are based on $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year. The deferred share units reflect the value of annual STI awards that Mr. Nixon previously voluntarily deferred as share units.

	Ownership requirement		Value of shareholdings as at October 31, 2009
Named executive officer	Multiple	$	Deferred share units	Performance deferred share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary
G. M. Nixon	8 x average salary	11,200,000	$8,148,443	$6,207,115	$1,643,788	$37,651,546	$53,650,891	38.3x

Other named executive officers

This next section discusses the 2009 compensation decisions for the other named executive officers.

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

On January 26, 2009, Ms. Fukakusa was appointed Chief Administrative Officer in addition to her role as Chief Financial Officer (CFO). She is now also responsible for overseeing technology and operations for RBC. To reflect this increase in responsibilities, the board increased Ms. Fukakusa’s base salary by $50,000, to $600,000, effective January 26, 2009, and awarded her $225,000 in restricted share units, under the RBC share unit program and $225,000 in stock options. The restricted share units and stock options were granted on March 10, 2009, during the first open trading window following her appointment.

In addition to Ms. Fukakusa’s strong leadership as CFO, she led the restructuring of the Technology and Operations division, which resulted in stronger alignment with businesses while more effectively managing costs. In addition, talent development was advanced, with numerous executives assuming new or expanded roles. Ms. Fukakusa chairs the recently established Group Operating Committee, consisting of senior leaders across all businesses and major functions, with a mandate to manage day-to-day functional, operating and technology activities. Ms. Fukakusa championed the launch of a multi-year cost management program generating significant 2009 in-year as well as run-rate savings for the Bank. This cost discipline focus will enable RBC to reinvest in its growth and capabilities at a time when many of its competitors are unable to.

35	Royal Bank of Canada

The Committee considered the performance evaluation and compensation recommendations provided by the CEO. The Committee recommended an individual performance multiplier of 140% for Ms. Fukakusa. The Committee applied the STI formula described on page 28, multiplying Ms. Fukakusa’s STI target of $750,000 by the RBC business performance multiplier of 70% and her individual performance multiplier of 140%. The Committee recommended an STI payment of $735,000, which was approved by the board.

Ms. Fukakusa’s mid and long-term incentive target is $2,200,000. In determining the award for 2009, the Committee considered the Bank’s performance and Ms. Fukakusa’s individual performance described above and recommended $2,200,000, which was approved by the board. The value was equally split between performance deferred share units ($1,100,000) and stock options ($1,100,000).

For Ms. Fukakusa, 78% of her performance-based incentives were deferred through equity-based mid and long-term incentive awards.

Share ownership requirements and actual shareholdings

The table below shows Ms. Fukakusa’s shareholdings as at October 31, 2009. The values are based on $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year. The deferred share units reflect the value of annual STI awards that Ms. Fukakusa has previously voluntarily deferred as share units.

	Ownership requirement		Value of shareholdings as at October 31, 2009
Named executive officer	Multiple	$	Deferred share units	Performance deferred share units	Restricted share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary
J. R. Fukakusa	6 x average salary	3,225,000	$6,916,020	$2,724,449	$426,572	$481,469	$10,960	$10,559,470	19.6x

David I. McKay

Group Head, Canadian Banking

Under Mr. McKay’s leadership, Canadian Banking performed well throughout 2009 and produced double-digit volume growth of 11%, while generating an efficiency ratio of 47.8%, compared to 49.6% in 2008. Strong volume growth resulted in market share gains across most product categories and Canadian Banking retained the #1 rating for Branch Service in the Synovate client survey. Canadian Banking continued to take steps to make it easier for clients to do business with RBC by expanding branch and ATM networks, and by extending hours of operations in more than half of its branches. Throughout the year, Canadian Banking launched several significant transformational initiatives that were focused on enhanced sales and service productivity and improving processes through streamlining and automation. Canadian Banking’s employee engagement scores remained strong, above the ‘North American High Performance Companies’ comparator group average, and are among the highest at RBC.

Canadian Banking business performance multiplier

At the beginning of the fiscal year, NIAT of $2,700 million was established as the STI target for Canadian Banking. In 2009, Canadian Banking reported net income of $2,663 million, flat from 2008, despite high spread compression and higher credit losses. These results translated into a combined (70% Canadian Banking performance/30% overall RBC performance) 2009 business performance multiplier of 90%. As discussed above, Canadian Banking had strong performance throughout 2009 including strong results in secondary performance measures such as client satisfaction, market share and employee engagement. Based on these results, the Committee used its discretion and increased the Canadian Banking business performance multiplier by 15% to 105%.

Royal Bank of Canada	36

The Committee considered the performance evaluation and compensation recommendations provided by the CEO. The Committee recommended an individual performance multiplier of 130% for Mr. McKay. The Committee applied the STI formula described on page 28, multiplying Mr. McKay’s STI target of $625,000 by the Canadian Banking business performance multiplier of 105% and his individual performance multiplier of 130%. The Committee recommended an STI payment of $850,000, which was approved by the board.

Mr. McKay’s mid and long-term incentive target is $2,200,000. In determining the award for 2009, the Committee considered the Bank’s performance and Mr. McKay’s individual performance described above and recommended $2,200,000, which was approved by the board. The value was equally split between performance deferred share units ($1,100,000) and stock options ($1,100,000).

For Mr. McKay, 72% of his performance-based incentives were deferred through equity-based mid and long-term incentive awards.

The Committee recommended Mr. McKay’s base salary should be increased by $100,000 to $600,000, effective January 1, 2010, to better position Mr. McKay’s salary relative to peer roles. This was approved by the board.

Share ownership requirements and actual shareholdings

The table below shows Mr. McKay’s shareholdings as at October 31, 2009. The values are based on $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year.

	Ownership requirement		Value of shareholdings as at October 31, 2009
Named executive officer	Multiple	$	Performance deferred share units	Restricted share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary
D. I. McKay	6 x average salary	2,375,833	$2,313,126	$113,105	$585,819	$134,698	$3,146,748	7.9x

A. Douglas McGregor and Mark A. Standish

Co-Group Heads, RBC Capital Markets

Under the leadership of Mr. McGregor and Mr. Standish, RBC Capital Markets’ net income increased $598 million or 51% from a year ago, primarily due to stronger trading revenue. Improved results in certain of the Bank’s corporate and investment banking businesses, and decreased market environment-related losses also contributed to the increase. RBC Capital Markets continued to be Canada’s leading global investment bank and was named Dealmaker of the Year in 2009 as they were in five of the previous six years. RBC Capital Markets was also named Best Overall Credit House in Europe, recognizing the success of its credit trading businesses. RBC Capital Markets was successful in attracting top talent and building the teams in their U.S. and European operations. Through the challenging environment, Mr. McGregor and Mr. Standish demonstrated strong leadership in navigating market conditions, and leveraging the diverse capabilities of the business to deepen existing client relationships and establish new relationships.

Individual award payouts from the pool are based on an assessment of financial and non-financial performance and are discretionary (see page 30 for more information on this program). The Committee considered the performance evaluation and compensation recommendations provided by the CEO. Based on the very strong financial results of RBC Capital Markets and the individual levels of performance, the Committee recommended a discretionary incentive award of $12,750,000 for Mr. McGregor and US$12,750,000 for Mr. Standish, which was approved by the board. The incentive awards were allocated as follows: 34% cash ($4,380,000); 16% restricted share units ($2,000,000); 25% performance deferred share units ($3,185,000); and 25% stock options ($3,185,000).

For Mr. McGregor and Mr. Standish, 66% of their performance-based incentives were deferred through equity-based mid and long-term incentive awards.

The Committee recommended Mr. McGregor and Mr. Standish’s salaries be increased to $500,000 and US$500,000 respectively, effective January 1, 2010, to reflect peer benchmark information for equivalent roles. This was approved by the board.

37	Royal Bank of Canada

Share ownership requirements and actual shareholdings

The table below shows Mr. McGregor’s shareholdings as at October 31, 2009. The values are based on $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year. The deferred share units reflect the value of annual cash bonus awards that Mr. McGregor has previously voluntarily deferred as share units.

	Ownership requirement		Value of shareholdings as at October 31, 2009
Named executive officer	Multiple	$	Deferred share units	Restricted share units	RESSOP/ DSSP	Personal holdings	Total holdings	Total as a multiple of average salary and cash bonus
A. D. McGregor	2 x average salary and cash bonus	10,049,282	$16,105,128	$2,444,801	$101,044	$2,103,662	$20,754,635	4.1x

The table below shows Mr. Standish’s shareholdings as at October 31, 2009. The values are based on US$50.40, the closing price of the Bank’s Common Shares on the New York Stock Exchange on October 30, 2009, the last trading day of the fiscal year. The deferred share units reflect the value of annual cash bonus awards that Mr. Standish has previously voluntarily deferred as share units.

	Ownership requirement			Value of shareholdings as at October 31, 2009
Named executive officer	Multiple	$		Deferred share units		Restricted share units		401(k)		Total holdings		Total as a multiple of average salary and cash bonus
M. A. Standish	2 x average salary and cash bonus	US$	10,630,000	US$	17,870,504	US$	2,563,844	US$	2,827	US$	20,437,175	3.8x

2010 Compensation program changes

RBC reviews compensation programs regularly, to ensure they remain competitive and reflect compensation best practices. Based on the 2009 review, a number of changes were introduced for fiscal 2010. The Committee recommended these changes, which the board approved.

2010 Annual variable short-term incentive (STI) program

To better align the STI program for the CEO and Group Executive (excluding Co-Group Heads, RBC Capital Markets) with changes in compensation best practices, the approach used to determine the STI award will be as follows.

The STI program will continue to reward performance for the fiscal year, including individual, business segment and overall RBC performance. The financial objectives will account for 60% of performance and the risk, strategic and operational objectives will account for 40%. The STI award will be determined for each of the two components and then added to determine the final amount. The incentive funding cap will be 2.5 times target.

60% STI based on Financial Objectives	+	40% STI based on Risk, Strategic and Operational Objectives	=	Annual variable short-term incentive (STI) award
Measured by: • Net income after-tax operating plan, based on the economic conditions and plan assumptions		Measured by: • Risk management and compliance • Strategy execution • Client satisfaction • Talent management • Brand and reputation

For the CEO and Group Executive in corporate support groups, the financial objectives will reflect overall RBC performance. For Group Executive members who are Business Heads, the objectives will be based on a combination of overall RBC performance and business segment performance.

At the end of the fiscal year, the Committee will evaluate overall RBC performance as well as business segment performance relative to the financial objectives and determine an STI payout for this portion of the award. The Committee will also evaluate the executive’s individual performance relative to the risk, strategic and operational objectives and determine an STI payout for the second portion of the award.

The Co-Group Heads of RBC Capital Markets will continue to participate in the RBC Capital Markets compensation program (see page 30 for more information on this program).

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2010 Relative performance peer group for mid-term equity awards

As discussed earlier, the performance peer group for mid-term equity incentive awards granted in December 2009 has been modified to align with the Bank’s new financial peer group. The 2010 performance peer group includes 19 global financial institutions (see page 29 for more information on the performance peer group).

Executive compensation alignment with shareholder returns

The following performance graph shows the cumulative Total Shareholder Return for Royal Bank of Canada’s Common Shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index for a five-year period ended October 31, 2009.

The graph and table show what a $100 investment in the Bank’s Common Shares and each of the indices at the end of fiscal 2004 would have been worth in each of the last five years. The graph also shows the annualized Total Shareholder Return for the Bank and the two indices.

	2004	2005	2006	2007	2008	2009
Royal Bank of Canada	$100	$135	$167	$194	$169	$208
S&P/TSX Composite Banks Index	$100	$116	$141	$157	$123	$147
S&P/TSX Composite Index	$100	$119	$145	$176	$121	$140

In the medium to long term, compensation for named executive officers is directly impacted by the Bank’s share price, as a large proportion of the Bank’s executive compensation is awarded as equity incentive awards, which align award payouts with shareholder returns. For the five-year period ended October 31, 2009, the Bank’s annualized total shareholder return was 15.7%. By comparison, the compound annual growth rate in the Bank’s total compensation for the CEO and other named executive officers was 12.8%, reflecting the Bank’s pay-for-performance philosophy, as illustrated in the following graph. The change in total compensation for the named executive officers of the Bank from 2008 to 2009 primarily reflects the inclusion of the two RBC Capital Markets Co-Group Heads as named executive officers, while 2008 included the former Group Head of RBC Capital Markets who has since retired.

39	Royal Bank of Canada

Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios were developed so comparisons between institutions could be more easily made. The following table shows the link between bank performance and aggregate NEO compensation as a percentage of the Bank’s NIAT and the Bank’s market capitalization, for the six-year period ended October 31, 2009.

Fiscal year	Total NEO compensation (millions)(1)	Total NIAT (millions)	NEO compensation as a % of NIAT	Market capitalization (millions)	NEO compensation as a % of market capitalization
2009	$47.1	$3,858	1.22%	$77,685	0.06%
2008	$25.9	$4,555	0.57%	$62,825	0.04%
2007	$33.3	$5,492	0.61%	$71,522	0.05%
2006	$35.7	$4,728	0.75%	$63,788	0.06%
2005	$27.9	$3,387	0.82%	$53,894	0.05%
2004	$25.8	$2,803	0.92%	$40,877	0.06%

(1)	Total NEO compensation represents the aggregate compensation approved for the NEOs as reported in each year’s management proxy circular.

Royal Bank of Canada	40

Named executive officer compensation

All of the information in this next section is for the fiscal year ended October 31, 2009, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators (CSA). Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary.

On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to forego his 2008 mid and long-term compensation ($4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008. These amounts are required to be shown in the summary compensation table as compensation for 2008 although they were foregone by Mr. Nixon.

RBC is required to report all amounts in the following section in the same currency that it uses for financial reporting, which is Canadian dollars. Unless otherwise stated, Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0819 for 2009, US$1.00 = C$1.2045 for 2008 and US$1.00 = C$0.9447 for 2007. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Deferred share- based compensation(2) ($)	Option- based awards(3) ($)	Non-equity annual incentive plan compensation(4) ($)	Total direct compensation ($)	Pension value(5) ($)		All other compensation(6) ($)	Total compensation ($)
G. M. Nixon	2009	1,400,000	3,500,000	2,000,000	3,500,000	0	10,400,000	1,654,000	(7)	41,885	12,095,885
President and Chief Executive Officer	2008	1,400,000	2,750,000	0	2,200,000	2,400,000	8,750,000	770,000		43,496	9,563,496
	2007	1,400,000	2,750,000	0	2,750,000	4,000,000	10,900,000	782,000		41,893	11,723,893

J. R. Fukakusa	2009	587,500	1,100,000	225,000	1,325,000	735,000	3,972,500	425,000		17,548	4,415,048
Chief Administrative Officer and Chief Financial Officer	2008	541,666	850,000	0	680,000	800,000	2,871,666	233,000		16,800	3,121,466
	2007	483,333	700,000	0	700,000	1,150,000	3,033,333	213,000		70,157	3,316,490

D. I. McKay	2009	500,000	1,100,000	0	1,100,000	850,000	3,550,000	80,000		14,959	3,644,959
Group Head, Canadian Banking	2008	407,917	1,000,000	0	1,425,000	500,000	3,332,917	64,000		84,941	3,481,858
	2007	280,000	437,500	0	437,500	276,276	1,431,276	10,000		43,987	1,485,263
A. D. McGregor	2009	200,000	3,185,000	2,000,000	3,185,000	4,380,000	12,950,000	4,000		4,500	12,958,500
Co-Group Head, RBC Capital Markets	2008	200,000	0	1,782,131	0	3,258,305	5,240,436	4,000		4,500	5,248,936
	2007	200,000	0	2,585,000	0	4,975,297	7,760,297	4,000		4,500	7,768,797
M. A. Standish	2009	216,380	3,445,852	2,163,800	3,445,852	4,738,722	14,010,605	15,201		0	14,025,806
Co-Group Head, RBC Capital Markets	2008	240,900	0	2,192,190	0	3,830,310	6,263,400	16,863		0	6,280,263
	2007	188,940	0	2,545,967	0	4,539,284	7,274,190	13,415		0	7,287,132

(1)	The 2009 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded on December 16, 2009 under the Performance deferred share unit program. The grant date fair value of each unit granted to Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor was $55.148, based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of each unit granted to Mr. Standish was US$52.148, based on the average closing price of the Bank’s Common Shares on the New York Stock Exchange for the five trading days immediately preceding the grant date. The 2008 and 2007 amounts for Mr. Nixon, Ms. Fukakusa and Mr. McKay, represent the grant date fair value of performance deferred share unit awards under the Performance deferred share unit program. The valuation methodology used to determine the grant date fair value and accounting fair value is the same for share-based awards.
(2)	The 2009 amount for Mr. Nixon represents the grant date fair value of 36,266 units awarded on December 16, 2009 under the RBC share unit program. The 2009 amount for Ms. Fukakusa represents the grant date fair value of 7,619 units awarded on March 10, 2009 under the RBC share unit program. The 2009 amounts for Mr. McGregor and Mr. Standish represent the grant date fair value of 36,266 and 38,352 restricted share units, respectively, awarded on December 16, 2009 under the Performance deferred share unit program. For units granted to Ms. Fukakusa on March 10, 2009, the grant date fair value of each unit was $29.53, based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the grant date. For units granted to Mr. Nixon and Mr. McGregor on December 16, 2009, the grant date fair value of each unit was $55.148, based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days immediately preceding the grant date. For units granted to Mr. Standish on December 16, 2009, the grant date fair value of each unit was US$52.148, based on the average closing price of the Bank’s Common Shares on the New York Stock Exchange for the five trading days immediately preceding the grant date. The 2008 and 2007 amounts for Mr. McGregor and Mr. Standish represent the grant date fair value of awards under the RBC Capital Markets unit award program. The valuation methodology used to determine the grant date fair value and accounting fair value is the same for all deferred share-based compensation.
(3)

The 2009 amounts for Mr. Nixon, Mr. McKay, Mr. McGregor and Mr. Standish represent awards made on December 16, 2009 under the Stock option program. The 2009 amount for Ms. Fukakusa represents awards made on March 10, 2009 and December 16, 2009 under the Stock option program. Valuing stock options: The Black-Scholes option pricing model is used to determine the value of stock options for compensation purposes. The Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10 year term. For awards granted on December 16, 2009, the Black-Scholes compensation value was 22% of the option exercise price. For awards granted to Ms. Fukakusa on March 10, 2009, the Black-Scholes compensation value was 20% of the option exercise price. The compensation fair value of stock options differs from the accounting fair value disclosed in the Bank’s annual financial statements. Under Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, options must be treated as an expense using the fair value method of accounting. The fair value of each award is determined as at the grant date and is amortized over the

41	Royal Bank of Canada

relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with Section 3870 of the CICA Handbook and reflects forfeitures as well as the exercise pattern of the Bank’s executives. In addition, the accounting value is based on a one-year fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the stock option program on December 16, 2009 was based on a Black-Scholes value of 9% of the option exercise price. The accounting grant date fair value for grants made under the stock option program on March 10, 2009 was based on a Black-Scholes value of 14% of the option exercise price. The compensation grant date fair value of options awarded on December 16, 2009 which are reported in this table was $12,330,852 and the accounting fair value of these same awards was $5,044,439. The compensation grant date fair value of options awarded on March 10, 2009 which are reported in this table was $225,000 and the accounting fair value of these same awards was $157,500.

(4)	The total annual short-term incentive award for each named executive officer includes cash and/or deferred share units. Executives who voluntarily chose to receive their 2009 annual short-term incentive in deferred share units, received deferred share units based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days prior to October 31, 2009, which was $54.586. Ms. Fukakusa voluntarily chose to defer 50% of her annual variable short-term incentive award into deferred share units for fiscal 2009.
(5)	Pension value includes compensatory change. See page 44 for more information on pension benefits for the named executive officers.
(6)	The amounts in this column represent the Bank’s contribution under RESSOP or DSSP. The named executive officers participate in the employee share ownership plans on the same basis as all other employees. See page 31 for more information about these plans.
(7)	Mr. Nixon’s pension arrangement was modified in 2009. The Bank’s actuaries calculated the one-time incremental increase in the accrued obligation relating to the new arrangement to be $920,000, an item that will not recur in future years. This amount is reported in the pension value calculation along with the 2009 service cost of $734,000. See page 44 for more information on Mr. Nixon’s pension arrangement.

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Incentive plan awards

Outstanding share-based and option-based awards

In the table below, share-based awards refers to unvested performance deferred share units previously awarded through the Bank’s Performance deferred share unit program as at October 31, 2009. The value of unvested units assumes no performance adjustment for relative TSR performance. The value of unvested units is based on a share price of $54.80, the fair market value of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year. See page 28 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2009. The value of unexercised in-the-money options as at October 31, 2009 is the difference between the exercise price of the options and $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year. See page 29 for more information about these awards.

Name	Grant date	Option-based awards				Share-based awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
G. M. Nixon(1)	1-Dec-2003	302,824	31.315	1-Dec-2013	7,111,822
	7-Dec-2004	244,752	31.700	7-Dec-2014	5,653,771
	9-Dec-2005	239,704	44.125	9-Dec-2015	2,558,840
	12-Dec-2006	238,140	54.990	12-Dec-2016	0
	10-Dec-2007	247,344	52.944	10-Dec-2017	459,070
						113,269	6,207,115
Totals		1,272,764			15,783,504	113,269	6,207,115
J. R. Fukakusa	27-Nov-2001	66,000	24.555	27-Nov-2011	1,996,170
	25-Nov-2002	44,688	29.000	25-Nov-2012	1,152,950
	1-Dec-2003	31,936	31.315	1-Dec-2013	750,017
	7-Dec-2004	47,592	31.700	7-Dec-2014	1,099,375
	9-Dec-2005	39,224	44.125	9-Dec-2015	418,716
	12-Dec-2006	43,300	54.990	12-Dec-2016	0
	10-Dec-2007	62,960	52.944	10-Dec-2017	116,854
	15-Dec-2008	96,136	35.368	15-Dec-2018	1,868,115
	10-Mar-2009	37,904	29.682	10-Mar-2019	952,073
						49,716	2,724,449
Totals		469,740			8,354,270	49,716	2,724,449
D. I. McKay	28-Nov-2000	16,800	24.640	28-Nov-2010	506,688
	27-Nov-2001	12,096	24.555	27-Nov-2011	365,844
	25-Nov-2002	8,496	29.000	25-Nov-2012	219,197
	7-Dec-2004	14,280	31.700	7-Dec-2014	329,868
	9-Dec-2005	11,448	44.125	9-Dec-2015	122,207
	12-Dec-2006	15,912	54.990	12-Dec-2016	0
	10-Dec-2007	39,352	52.944	10-Dec-2017	73,037
	6-Jun-2008	58,880	50.547	6-Jun-2018	250,417
	15-Dec-2008	113,100	35.368	15-Dec-2018	2,197,759
						42,210	2,313,126
Totals		290,364			4,065,017	42,210	2,313,126

(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to forego his 2008 mid and long-term compensation ($4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

43	Royal Bank of Canada

Outstanding deferred share-based compensation

The table below reports other forms of deferred share-based compensation, such as unvested units outstanding as at October 31, 2009 under the RBC share unit program or the RBC Capital Markets unit award program. These units are subject to time-based vesting conditions. The value of unvested units is based on a share price of $54.80, the fair market value of the Bank’s Common Shares on October 30, 2009, the last trading day of the fiscal year.

	Deferred share-based compensation
Name	Number of shares or units of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
J. R. Fukakusa	7,784	426,572
D. I. McKay	2,064	113,105
A. D. McGregor	44,613	2,444,792
M. A. Standish	50,870	2,787,676

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2009, and any share-based awards under the Performance deferred share unit program that vested in the year ended October 31, 2009. It also includes the annual short-term incentive/annual cash bonus that was awarded for the fiscal year and paid in December 2009, received by the named executive officer in cash and/or deferred share units and any deferred-share based compensation under the RBC Capital Markets unit award program that vested in the year ended October 31, 2009.

Name	Option-based awards(1) – value vested during the year ($)	Share-based awards(2) – value vested during the year ($)	Non-equity incentive plan compensation(3), (4), (5) – value earned during the year ($)
G. M. Nixon	287,584	2,916,617	0
J. R. Fukakusa	55,921	477,241	735,000
D. I. McKay	16,779	139,109	923,852
A. D. McGregor	0	0	7,222,210
M. A. Standish	0	0	8,098,569
(1)	For the options granted on:
•	December 10, 2007 at an exercise price of $52.944, 25% of options vested on December 10, 2008 at a fair market value of $35.29 per share, the previous trading day’s closing share price
•	December 12, 2006 at an exercise price of $54.99, 25% of options vested on December 12, 2008 at a fair market value of $33.96 per share, the previous trading day’s closing share price
•	December 9, 2005 at an exercise price of $44.125, 25% of options vested on December 9, 2008 at a fair market value of $37.50 per share, the previous trading day’s closing share price
•	December 7, 2004 at an exercise price of $31.70, 25% of options vested on December 7, 2008 at a fair market value of $36.40 per share, the previous trading day’s closing share price
•	June 6, 2008 to Mr. McKay, at an exercise price of $50.547, 25% of the options vested on June 6, 2009 at a fair market value of $45.50 per share, the previous trading day’s closing share price
(2)	The amounts for Mr. Nixon, Ms. Fukakusa and Mr. McKay reflect values received from awards under the Performance deferred share unit program. The awards vested on December 9, 2008 and were paid out in cash based on a share price of $37.44, which represents the average share price of the Bank’s Common Shares on the TSX for the five trading days ended December 8, 2008. At time of vesting, the performance component of the payout was increased by 25% to reflect the Bank’s TSR relative to the performance peer group.
(3)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2009 annual short-term incentive/annual cash bonus in deferred share units. For Mr. Nixon, 100% of his 2009 annual short-term incentive was awarded as restricted share units.
(4)	The amount for Mr. McKay includes $73,852, the value received from an award under the RBC share unit program. The award vested on January 30, 2009 and was paid in cash based on a share price of $30.04, which represents the average share price of the Bank’s Common Shares on the TSX for the five trading days ended January 29, 2009.
(5)	The amounts for Mr. McGregor and Mr. Standish include $2,842,210 and $3,359,847, respectively, the values received from awards under the RBC Capital Markets unit award program. The awards vested on October 31, 2009 and were paid in cash based on a share price of $54.53, which represented the volume-weighted average share price of the Bank’s Common Shares on the TSX for the five trading days ended October 30, 2009.

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Securities authorized for issue under equity compensation plans

The table below shows the equity securities authorized for issue from treasury under compensation plans as at October 31, 2009, as approved by shareholders. RBC has no equity compensation plans providing for issuance of the Bank’s Common Shares that have not been previously approved by shareholders. The numbers shown in the table relate to the Bank’s Stock option program. See page 29 for more information about the Stock option program.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	17,877,392	35.316	17,998,665
Equity compensation plans not approved by security holders	–	–	–
Total	17,877,392	35.316	17,998,665

The table below provides additional information on the Stock option program for the past three years.

	Number of options as at October 31, 2009	Stock options as a percent of outstanding Common Shares as at October 31st
		Target	2009	2008	2007
Overhang (options outstanding and available to grant)	35,876,057	< 10%	2.5%	3.1%	3.8%
Dilution (current outstanding options)	17,877,392	< 5%	1.3%	1.6%	2.1%
Burn rate (the number of options issued each year)	2,658,888	< 1%	.19%	.15%	.14%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Ms. Fukakusa and Mr. McKay participate in the Canadian Defined Benefit (DB) pension plan, which is generally available to all employees in Canada.

Participants of this plan can normally retire at age 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member has 35 years of service.

Under the DB pension plan, retirement income is determined by a formula that takes into account pensionable earnings and credited years of service. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months. Pensionable earnings are capped for all participants and details for the named executive officers are described in the following section.

Supplemental pension benefits

In addition to the Bank’s DB pension plan, the named executive officers (other than Mr. McGregor and Mr. Standish) receive supplemental pension benefits as defined under their individual executive pension arrangements. The key provisions of the individual executive pension arrangements are described below.

The supplemental pension benefits provide a lifetime annual retirement income of up to 65% of each executive’s average pensionable earnings. This income includes benefits from the Bank’s DB pension plan. The supplemental pension benefits are capped for all participants, and are reduced for early retirement unless the executive has been a member of the plan for 35 years, or is over 60 years old and has been a member of the plan for at least 25 years.

CEO pension plan

In 2009, the Committee reviewed the market competitiveness and retention value of Mr. Nixon’s pension arrangements. The Committee reviewed the pension arrangements for the compensation peer group (outlined on page 25) and considered the size and scope of RBC relative to the peer group as well as Mr. Nixon’s long tenure as CEO. The Committee received advice from its consultant before exercising its own judgment to determine it was appropriate to position Mr. Nixon’s pension arrangement well above the median of the compensation peer group. The board reviewed and approved the new arrangement, which is a fixed amount pension whereby Mr. Nixon’s annual pension benefit will increase by $100,000 for each additional year of service, and is capped at a maximum annual pension of $2,000,000 beginning in 2017, at age 60. The maximum annual pension benefit under the previous arrangement was $1,456,000 beginning in 2012, at age 55.

The Bank’s actuaries, Mercer (Canada) Ltd., calculated the one-time increase in accrued obligation relating to Mr. Nixon’s new arrangement to be $920,000, an item that will not recur in future years. This amount has been included under Pension

45	Royal Bank of Canada

value in the Summary compensation table on page 40 along with the 2009 service cost of $734,000, in keeping with the new Canadian Securities Administrators disclosure requirements.

Other named executive officers

For the other named executive officers, pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64 for Ms. Fukakusa, and her pensionable earnings are capped at 145% of base salary. For Mr. McKay, pension benefits accrue at 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64 and his pensionable earnings are capped at the lesser of $750,000 or 150% of base salary. These supplemental pension benefits do not vest until the named executive officer reaches age 55.

The table below shows the pension benefits the named executive officers are entitled to receive under the Bank’s DB pension plan and the individual executive pension arrangements.

Name	Years credited service (#)	Annual pension benefits payable ($)			Accrued obligation at start of year ($)	Compensatory change(2) ($)	Non-compensatory change(3) ($)	Accrued obligation at year end ($)
		At year end	(1)	At age 65
G. M. Nixon	12.8	1,275,000		2,000,000	7,904,000	1,654,000	1,101,000	10,659,000
J. R. Fukakusa	15.0	317,000		518,000	3,115,000	425,000	387,000	3, 927,000
D. I. McKay	5.9	84,000		450,000	444,000	80,000	127,000	651,000

(1)	Annual benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2008 to October 31, 2009. It also includes the impact of any amendments to the benefit terms and any differences between the executive’s actual earnings for the year and the earnings that were previously estimated for valuing the benefits earned in previous years. The amounts shown are consistent with the disclosure in Note 20 of the Bank’s 2009 Consolidated financial statements.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions, employee contributions, and changes in actuarial assumptions.

The table below shows the years of credited service under the supplemental pension benefits plan and years of RBC service as at October 31, 2009.

Name	Years of credited service under the supplemental pension benefits plan (#)	Years of RBC service (#)
G. M. Nixon	12.8	30.1
J. R. Fukakusa	15.0	24.2
D. I. McKay	5.9	17.3

Defined contribution pension plans

Mr. McGregor participates in the defined contribution component of the pension plan for employees who are Directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their pre-tax earnings (calculated as base salary plus the previous year’s annual bonus). Participants may choose to make optional contributions of 1% to 5% of their earnings, to an annual maximum ($14,000 in 2009). RBC matches employee contributions, to a maximum of $4,000 per calendar year. Participants may invest their contributions in a self-directed RRSP account and invest RBC’s contributions to the defined contribution pension plan among 10 professionally managed funds. In addition, under the terms of this pension plan, participants may transfer a portion of their defined contribution account balance into their self-directed RRSP account on a locked-in basis, with funds to be used to provide income at retirement. Amounts shown in the table below reflect the defined contribution account balances only.

Mr. Standish participates in the RBC – U.S.A. Retirement and Savings Plan (Plan), a 401(k) plan open to all U.S. employees. Participants can defer into the Plan up to 50% of annual salary on a pre-tax basis up to the annual U.S. Internal Revenue Service (IRS) limit (US$16,500 in 2009), and can defer another 5% of their salary on an after-tax basis. After one year of employment, RBC matches the first 6% of salary that a participant contributes to the Plan, up to the annual IRS limit (US$14,700 in 2009). Participants may invest their deferrals in 11 professionally managed funds.

The table below shows the benefits Mr. McGregor is entitled to receive under the defined contribution component of the pension plan for employees who are Directors of RBC Dominion Securities Inc., and Mr. Standish is entitled to receive under the 401(k) plan in the U.S.

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at October 31, 2009 ($)
A. D. McGregor	42,110	4,000	3,388	49,498
M. A. Standish	330,553	15,201	110,684	456,438

Royal Bank of Canada	46

Employment contracts, termination, and change of control

Employment contracts

RBC does not have employment contracts with any of the named executive officers, however, it has standard compensation policies that govern termination or change of control situations.

Termination

The Bank’s severance plans and policies are designed to expedite transition to alternate employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for all the Bank’s Canadian employees are based on service, age and position. In the event of a termination without cause of a named executive officer (other than the Co-Group Heads of RBC Capital Markets), the standard severance calculation would provide salary and STI continuation for a maximum period of two years (salary and STI continuation ceases when alternate employment is obtained). In Mr. McGregor’s case, the maximum salary and annual cash bonus continuation period would be 19 months. Bonuses for the severance period are calculated with reference to relevant individual and business performance factors.

In the U.S., the RBC Capital Markets Corporation severance plan applies to all its employees. Under that plan, in the event RBC terminated his employment without cause, Mr. Standish would receive a lump sum payment reflecting 12 months’ base salary, in addition to one month’s working notice generally provided to employees. At the Bank’s discretion, Mr. Standish could also receive an annual cash bonus payment reflecting the notional 12 month severance period. This is consistent with the Bank’s treatment of all U.S. Capital Markets employees, and is aligned with U.S. market practices and legal requirements.

If a named executive officer is terminated for cause, he or she will not be paid severance, and will forfeit, at the discretion of the board:

•	any bonus payments under the annual variable short-term incentive program;
•	all units previously awarded and unvested under the Performance deferred share unit program;
•	all units previously awarded and unvested under the RBC share unit program;
•	all unvested options under the Stock option program; and
•	any annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets unit award program.

Change of control

While RBC does not have individual employment agreements with the named executive officers, it does have a change of control policy that covers the named executive officers and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a double trigger, which means the executive is entitled to accelerated vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. RBC defines a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of the Bank’s voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in the Bank’s voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of the Bank’s assets.

Forfeiture and clawback policy

In 2009, RBC expanded its compensation forfeiture and clawback provisions applicable in the event of fraud or misconduct. See page 30 for more information.

47	Royal Bank of Canada

Termination and change of control benefits

Named executive officers (excluding Co-Group Heads, RBC Capital Markets)
Retirement

Base salary – ends as of the date of retirement

STI – receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at end of year

Deferred share units – must be redeemed on or before December 15th of the calendar year following the year of retirement

Performance deferred share units/RBC share units – continue to vest, subject to non-compete provisions

Stock options – continue to vest, subject to non-compete provisions. Must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier

Benefits – eligible for retiree benefits

Perquisites – end as of the retirement date

Termination with cause/resignation

Base salary – ends as of the termination or resignation date

STI – eligibility ends as of the termination or resignation date and no payment is made

Deferred share units – must be redeemed within 60 days of the termination or resignation date

Performance deferred share units/RBC share units – all units are forfeited as of the termination or resignation date

Stock options – unvested options are forfeited as of the termination or resignation date. Vested options must be exercised within 90 days of termination or resignation date

Pension and benefits – eligibility ends as of the termination or resignation date

Perquisites – end as of the termination or resignation date

Termination without cause

Base salary and STI – paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units –pro-rated payment for the vesting period completed as of the end of the severance period

Stock options – continue to vest to end of the severance period, all unvested options are forfeited thereafter. Vested options must be exercised within 90 days of the end of severance period

Pension and benefits – pension credits and benefits continue during salary continuation

Perquisites – continue during salary continuation

Termination without cause following a change of control

Base salary and STI – paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Deferred share units – must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units – vest immediately upon termination

Stock options – vest immediately upon termination and must be exercised within 90 days of the termination date

Pension and benefits – pension credits and benefits continue during salary continuation

Perquisites – continue during salary continuation

Co-Group Heads, RBC Capital Markets
Retirement

Base salary – ends as of the date of retirement

Annual cash bonus – receive pro-rated payment based on proportion of the fiscal year completed as at the date of retirement, paid at end of year

Deferred share units – must be redeemed on or before December 15th of the calendar year following the year of retirement

RBC Capital Markets unit awards – continue to vest, subject to non-compete provisions

Benefits – eligible for retiree benefits

Termination with cause/resignation

Base salary – ends as of the termination or resignation date

Annual cash bonus – eligibility ends as of the termination or resignation date and no payment is made

Deferred share units – must be redeemed within 60 days of the termination or resignation date

RBC Capital Markets unit awards – Termination with cause: all units are forfeited. Resignation: units continue to vest, subject to non-solicit and non-compete conditions

Pension and benefits – eligibility ends as of the date of termination or resignation

Termination without cause

Base salary – In Canada: paid out over severance period as salary continuation or as lump sum payment (up to 19 months based on service, age and position). In the U.S.: paid out as lump sum payment (based on 12 months base salary)

Annual cash bonus – In Canada: paid out over severance period as salary continuation or lump sum payment. In the U.S.: discretionary

Deferred share units – must be redeemed within 60 days of the end of the severance period

RBC Capital Markets unit awards – continue to vest

Pension and benefits – continue during salary continuation

Termination without cause following a change of control

Base salary – In Canada: paid out over severance period as salary continuation or as lump sum payment (up to 19 months based on service, age and position). In the U.S.: paid out as lump sum payment (based on 12 months base salary)

Annual cash bonus – In Canada: paid out over severance period as salary continuation or lump sum payment. In the U.S.: discretionary

Deferred share units – must be redeemed within 60 days of the end of the severance period

RBC Capital Markets unit awards – continue to vest

Pension and benefits – continue during salary continuation

Royal Bank of Canada	48

Potential payments upon termination or change of control

The table below shows the incremental payments or benefits that would accrue to each named executive officer upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2009.

Most of the value is derived from awards granted in previous years. For purposes of valuing any equity-based awards, this assumes a price of $54.80, the closing price of the Bank’s Common Shares on the TSX on October 30, 2009, the last trading day of the fiscal year.

Event	G. M. Nixon ($)	J. R. Fukakusa ($)	D. I. McKay ($)	A. D. McGregor ($)	M. A. Standish ($)
Retirement	0	0	0	0	0
Termination with cause/resignation	0	0	0	0	0
Termination without cause
• Severance	10,400,000	3,233,333	1,660,858	7,955,682	5,750,299
• Equity-based compensation	0	1,361,283	1,159,684	0	0
• Annual pension benefit payment	1,656,000	490,000	180,000	6,333	15,201
• All other compensation(1)	179,380	138,210	132,004	15,270	12,762
Termination without cause following a change of control
• Severance	10,400,000	3,233,333	1,660,858	7,955,682	5,750,299
• Equity-based compensation	114,768	3,236,467	2,792,256	0	0
• Annual pension benefit payment	1,656,000	490,000	180,000	6,333	15,201
• All other compensation(1)	179,380	138,210	132,004	15,270	12,762

(1)	All other compensation includes the Bank’s cost of benefits, Bank contributions under RESSOP or DSSP and perquisites that continue during salary continuance.

Indebtedness of directors and executive officers

In the course of the Bank’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness(1), there is no outstanding indebtedness to the Bank or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements.

Additional items

Corporate governance

Under rules adopted by Canadian securities regulatory authorities, RBC is required to disclose information relating to its corporate governance. The Bank’s disclosure is set out in Schedule ‘A’ to this Circular. Additional information relating to corporate governance at RBC may be found on its governance website at www.rbc.com/governance.

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2010. There is no deductible for this coverage. The insurance applies in circumstances where RBC may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.3 million per annum.

Available documentation

RBC is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. RBC also files an annual information form with such securities commissions. Financial information is provided in our comparative financial statements and management’s discussion and analysis. Copies of these documents and additional information relating to RBC may be found at www.sedar.com or obtained on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

49	Royal Bank of Canada

Schedule ‘A’	Statement of Corporate Governance Practices

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and incorporate best practices appropriate to the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

RBC’s Common Shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC). Our practices are consistent with the CSA’s corporate governance guidelines (CSA Guidelines) and its rules relating to audit committees. RBC is a federal financial institution regulated by the Office of the Superintendent of Financial Institutions (OSFI) and our practices also comply with OSFI’s guideline for effective corporate governance. In addition, although RBC is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at www.rbc.com/governance.

Independence of the board

Every member of the Board of Directors, other than Gordon M. Nixon who is CEO, has been affirmatively determined to be independent.

The board believes that independence from management is fundamental to its effectiveness. As a Canadian financial services company listed on the TSX and NYSE, we are subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

The board has adopted categorical standards of independence to assist it in making determinations as to the independence of directors. Our Director Independence Policy incorporates criteria adapted from the “affiliated persons” regulations under the Bank Act and the definitions of “independence” in the CSA Guidelines. A director will be considered independent only if the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. A director who qualifies as independent under our Director Independence Policy is not an “affiliated person” under the Bank Act and is independent within the meaning of the CSA Guidelines. In keeping with the CSA Guidelines, the NYSE Rules and requirements of the SEC, this Policy sets higher standards for members of our Audit Committee. Our Director Independence Policy has been filed with securities regulators at www.sedar.com and is available on our website at www.rbc.com/governance.

Information concerning personal and business relationships between each director and RBC is used by the board in its analysis and subsequent determination of director independence. Such information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 14 of the 15 persons proposed in the Proxy Circular for election as directors (over 93%) have no direct or indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. Mr. Nixon is not independent and is affiliated with RBC because he is CEO. Mr. Nixon is not a member of any of the committees of the board, each of which is composed entirely of independent directors.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees.

In addition to adopting the Director Independence Policy, the board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chairman of the Board, individual directors may engage external advisors at the expense of RBC.
•	To facilitate open and candid discussion among the directors, the Chairman of the Board leads sessions attended only by independent directors following

Note:	In this Statement of Corporate Governance Practices “RBC” and “the Bank” means Royal Bank of Canada and “CEO” means the President and Chief Executive Officer of the Bank. All references to websites are for information only. The information they contain, and any other websites they refer to, are not part of this Statement.

Royal Bank of Canada	50

regularly scheduled board meetings. During the 2009 fiscal year, there were eight sessions attended only by independent directors.
•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.
•	The board limits the number of common memberships on boards of public companies on which directors may serve.

Common board memberships

The board’s policies provide that no more than two board members may sit on the same public company board. The biographies starting on page 5 of the Proxy Circular identify the other public companies of which each nominee is a director. Common memberships on boards of public companies among our directors are set out below. The board has determined that these common board memberships do not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Company	Director
Maple Leaf Foods Inc.	W. Geoffrey Beattie
Michael H. McCain
Suncor Energy Inc.	John T. Ferguson
Jacques Lamarre
TransCanada Corporation	Paule Gauthier
TransCanada Pipelines Limited	David P. O’Brien

Independent Chairman of the Board

An independent director, David P. O’Brien, is the Chairman of the Board of Directors.

The Chairman of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. He also serves as Chair of the Corporate Governance and Public Policy Committee. He has unrestricted access to management, as well as the authority to retain, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their retention. In carrying out his duties, the Chairman of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO.
•	Acts as a key advisor to the CEO on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key management roles.

The board annually reviews and approves the written position description for the Chairman of the Board, which is available at www.rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chairman of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 5 of the Proxy Circular. Every member of the board has exceeded our attendance requirements for directors.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public Policy Committee determines that factors beyond a director’s control prevented the director from achieving the minimum attendance level. During the 2009 fiscal year, all directors attended at least 75% of board and committee meetings. Specifically, there were 12 board meetings and 28 committee meetings with an average attendance by directors of 98.9% and 100%, respectively.

The board’s role

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of the organization, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

51	Royal Bank of Canada

Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at www.sedar.com and is available on our governance website at www.rbc.com/governance.

Strategic planning

•	The board oversees our strategic direction and formulation of our plans and priorities.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board annually approves the strategic plan which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
•

The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, reviews accurate and timely information in assessing the implementation of strategic initiatives.

Identification of risks

•	The board regularly meets with key banking regulators to discuss the Bank’s risk profile and control environment.
•

Through its Conduct Review and Risk Policy Committee, the board identifies the principal risks of our businesses and oversees the risk control environment. Among other things, that Committee reviews risk management policies and processes concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, regulatory and legal risk, insurance risk, environmental risk, and other risks.

•

The Conduct Review and Risk Policy Committee receives regular reports on key risks affecting RBC, reviews the organization’s risk profile relative to its risk appetite, oversees the structure of management’s approach to defining the type and amount of risk that is appropriate to accept, and seeks to ensure there is an appropriate balance of return for the risks that are prudently assumed.

•

The Audit Committee reviews reports from the Chief Internal Auditor and reviews the internal controls and risk management policies and processes related to liquidity, funding and capital management and prevention and detection of fraud and error.

•	Both the Audit Committee and the Conduct Review and Risk Policy Committee receive reports on regulatory compliance matters.

Succession planning

•

The board and its Human Resources Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the CEO and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.
•	The board annually reviews and assesses the succession plans for the CEO and members of the Group Executive.
•

The Human Resources Committee assists the board in its oversight responsibilities regarding succession planning, and annually reviews the organization’s leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•	The Committee reports to the board at least annually on succession planning.
•	The performance objectives of the CEO and other members of Group Executive include ensuring solid succession for senior executive roles.

Communications and shareholder engagement

•

The Board of Directors welcomes engagement with shareholders and encourages them to express their views. To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s shareholder base to facilitate constructive engagement. Examples of such practices include meetings with institutional investors and with organizations representing a significant number of shareholders, as well as establishing methods of hearing from shareholders on an ongoing basis. Shareholders may communicate with the independent directors by writing to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at www.rbc.com/governance. The Board of Directors proactively considers and adapts, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and the Proxy Circular.

•

The board approves the Bank’s disclosure policy that addresses how we interact with analysts, investors and the public and that contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.
•

Our Investor Relations group is responsible for maintaining communications with the investing public. It is our policy that every shareholder inquiry should receive a prompt response. Investor Relations staff are available to shareholders by telephone, email and fax, and significant disclosure documents are available at www.rbc.com/investorrelations.

Royal Bank of Canada	52

•	Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.
•

The quarterly earnings conference calls with analysts and institutional investors are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at www.rbc.com/investorrelations.

Integrity of internal controls and management information systems

•	The board establishes the Bank’s values, as set out in our Code of Conduct and satisfies itself that a culture of integrity is maintained throughout the organization.
•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews and approves our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Governance

•

Through its Corporate Governance and Public Policy Committee, the board develops corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chairman of the Board, the chairs of the board’s committees and the CEO.

These position descriptions are available on our website at www.rbc.com/governance. The position descriptions of the Chairman of the Board and the CEO are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

New directors meet with members of the Group Executive representing our core businesses, and with other senior officers, to discuss our business functions and activities.

For new and existing board members, we also prepare and keep current our comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	a corporate governance overview of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;
•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	are involved in setting the agenda for board and committee meetings;
•	attend an annual strategic planning session;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

In addition, after each committee meeting, the board receives a report on the committee’s work.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program. Presentations by senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors. In addition, board meetings are periodically scheduled in different locations to familiarize directors with our regional and international operations.

53	Royal Bank of Canada

During the 2009 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Educational presentations	Date	Audience
Enterprise risk presentation on risk management, governance practices and alignment of risk profile with risk appetite	January 2009	Board
Overview of the approach by RBC to the management of liquidity and funding risk, outlining sources of liquidity risk and the liquidity risk management framework	December 2008 January 2009 February 2009 May 2009 August 2009	Board
Recent developments in corporate governance, including an update on Canadian Securities Administrators’ proposed corporate governance guidelines, disclosure requirements and audit committee rules	May 2009 October 2009	Corporate Governance and Public Policy Committee

Executive compensation reform initiatives of global regulators, industry associations and investor advocacy groups, including:

•    the Financial Stability Board Principles for Sound Compensation Practices

	May 2009 August 2009	Human Resources Committee
• U.K. Financial Services Authority Code of practice on remuneration policies	August 2009
Overview of the processes for the assessment and management of risk in compensation programs and alignment of all current and future compensation programs with sound risk management principles	August 2009	Human Resources Committee
External perspective of the market position of RBC relative to its North American and global peers in the context of key trends affecting financial services	July 2009	Conduct Review and Risk Policy Committee
Financial education session, including: • accounting topics relevant to current environment • International Financial Reporting Standards	October 2009	Board
Presentations by the Auditor: • U.S. banking environment • peer comparison of valuation and accounting standards practices	April 2009 October 2009	Audit Committee
Changes in U.S. and Canadian generally accepted accounting principles	July 2009	Audit Committee

In addition, presentations and information concerning board responsibilities, as well as education on current trends in governance are available to the directors through their membership in the Institute of Corporate Directors.

Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Conduct Review and Risk Policy Committee. Our Code of Conduct has been filed with securities regulators at www.sedar.com and is available at www.rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the

Chairman and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally:

•	upholding the law at all times;
•	confidentiality, privacy and security of personal information;
•	fairness in all our dealings;
•	corporate responsibility and adding value to society;
•	honouring trust by safeguarding client and corporate assets;
•	objectivity and avoidance of conflicts of interest;
•	integrity and telling the truth in all our communications; and
•	individual responsibility and respect within working relationships.

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The Code also deals with reporting of unethical or illegal behaviour. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Conduct Review and Risk Policy Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Conduct Review and Risk Policy Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Conduct Review and Risk Policy Committee. Any waivers for the top management team or directors must be promptly disclosed. In the 2009 fiscal year, no waivers from the Code were granted for the top management team or directors.

To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join RBC and at least once every two years. Our most senior officers must complete the program annually. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, composed of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. The waivers disclosure process and regular reporting on ethics and compliance to the Conduct Review and Risk Policy Committee assist the board in monitoring compliance with the Code of Conduct.

Conflicts of interest

Where the personal or business relationships or interests of directors may conflict with those of RBC, directors are required to disclose in writing the nature and extent of the conflict of interest. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Nominating committee

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, skills and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and skills against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the skills, diversity, geographies and areas of expertise already represented on the board.

Based on its assessment of the existing strengths of the board and the changing needs of the organization, the Committee determines the competencies, skills and personal qualities it should seek in new board members to add value to the organization. The Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the Committee and considers the results of background checks and internal and external due diligence reviews.

This assessment involves exercise of the Committee’s independent judgment. The Committee uses the same process for evaluating all potential candidates, including those recommended by shareholders. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for themselves and others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;

55	Royal Bank of Canada

•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

External consultants

The Committee has sole authority to retain, and approve the fees of, any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Shareholders can also nominate one or more candidates for election as directors by submitting a proposal that will be included in our Proxy Circular and voted on at an annual meeting. To ensure such nominees have reasonable support, the Bank Act requires that such a proposal be signed by shareholders representing at least 5% of the shares entitled to vote.

Director tenure policies

Directors are not renominated at the annual meeting following their 70th birthday. In the following circumstances, a director is expected to submit his or her resignation to the Chairman of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee:

•	the director is no longer qualified under the Bank Act or other applicable laws;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the credentials underlying the appointment of the director change.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following our annual meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 15 nominees are proposed for election as directors at the Annual Meeting on March 3, 2010.

Board compensation

More specific disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 13 of this Circular.

The Corporate Governance and Public Policy Committee, which is composed solely of independent directors, reviews the amount and the form of compensation of directors. The Committee has sole authority to retain and approve the fees of any compensation consultant to assist in determining board compensation. The Committee did not retain a consultant for this purpose in the 2009 fiscal year. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. Directors receive a dedicated annual retainer in the form of Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board. In addition, directors are required to own Common Shares or Director Deferred Stock Units with a minimum value of $500,000. Directors who are also officers of RBC receive no remuneration as directors.

Executive compensation

More detailed disclosure of executive compensation and the process by which the board determines compensation for senior officers is described starting on page 22 of this Circular.

The board exercises its stewardship with particular attention paid to the governance and controls in place for executive compensation, and with a view to effective alignment of compensation with effective risk management. Our approach to compensation governance is in line with the Principles for Sound Compensation Practices issued this year by the Financial Stability Board, the forum of international regulators created to promote financial stability.

The Human Resources Committee, which is composed solely of independent directors, acts as the compensation committee of the board. This Committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC. As outlined in the report of its activities on page 21 of this Circular, the

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Committee continuously seeks to enhance the governance and design of executive compensation programs.

The Committee annually approves performance objectives for the CEO that set out financial, strategic and operational priorities, against which his performance is assessed. The CEO’s compensation is approved by the board’s independent directors based on the recommendation of the Human Resources Committee, in light of performance against approved objectives and relative to peer financial institutions.

The Human Resources Committee also makes recommendations to the board on the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 24 of this Circular.

Shareholders have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

Shareholder advisory vote on approach to executive compensation

The coming year will mark our shareholders’ first opportunity to participate in an advisory vote on our approach to executive compensation.

The board believes shareholders should have the opportunity to review and fully understand the objectives, philosophy and principles that the board has used to make compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation disclosed in the management proxy circular. It is the board’s intention that this shareholder advisory vote will form an important part of the ongoing process of engagement between shareholders and the board on compensation.

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board will take into account the results of the vote, together with feedback received from investors in the course of our other engagement activities.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee.

Each committee is composed entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfillment of the committee’s charter. The Board of Directors does not have an executive committee. Committee membership is recommended annually by the Corporate Governance and Public

Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee, through its chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the expense of RBC. The Committees regularly review and assess the adequacy of their charters and recommend changes for approval by the board. Board committee charters are posted on our website at www.rbc.com/governance.

Each committee has prepared a report of its activities over the past year and these reports, as well as details about the composition and responsibilities of each committee, are included in this Circular under the heading “Committee reports” starting on page 17.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews are managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee has sole authority to retain and approve the fees of any independent consultant that it deems necessary to design and analyse the results of the evaluation of board effectiveness and the director peer review process. In 2009, the Committee retained the services of Thane Crossley Partners.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. The resulting data is analysed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. Additionally, senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute to an effective board. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chairman of the Board and each director.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

57	Royal Bank of Canada

Controls and certifications

We have disclosure controls and procedures designed to ensure that material information relating to RBC is communicated to our senior executives, including the CEO and the Chief Administrative Officer and Chief Financial Officer (CFO), and to our Disclosure Committee.

The Disclosure Committee assists the CEO and CFO in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting, as well as annually evaluating the effectiveness of these controls.

Annually and quarterly under Canadian certification rules and annually under U.S. certification rules, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. They also certify quarterly under Canadian certification rules the design of disclosure controls and procedures and internal control over financial reporting and certify annually under both Canadian and U.S. certification rules the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting.

In addition, the CEO and CFO, following review by senior management and the Disclosure Committee, also certify that our annual and quarterly filings do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual filings fairly present, in all material respects, our financial condition, the results of our operations and cash flows.

Subsidiary Governance Office

We have established an enterprise subsidiary governance framework to ensure that appropriate levels of governance are maintained in our subsidiaries.

The Bank’s control functions have joint responsibility for the framework which consists of the coordinated efforts undertaken by each function to achieve sound governance. Our Subsidiary Governance Office (SGO) leads and coordinates this effort promoting consistency, simplicity and transparency in our subsidiary organizational structure. The framework is applied to subsidiaries in a manner which is sensitive to the local legal and regulatory requirements and business and taxation needs. The subsidiary governance framework provides a degree of central oversight.

The SGO establishes and communicates policies on subsidiary board composition and functioning and the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available on our governance website at www.rbc.com/governance:

•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chairman of the Board, the chairs of committees of the board and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Board approval

On the recommendation of its Corporate Governance and Public Policy Committee, the Board of Directors has approved this Statement of Corporate Governance Practices.

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Schedule ‘B’	Shareholder proposals

The following two shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3 has submitted two proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: More nominees than vacancies

It is proposed that the Board of Directors submit to the vote of the shareholders more candidates than the number of vacancies on the board.

Shareholder’s statement:

One of the fundamental rights of shareholders is to elect the directors. Currently, shareholders have no choice. They can only vote for a nominee or withhold from voting. Moreover, since organizations always present exactly the same number of nominees as the number of vacancies to be filled, the current process for the election of directors amounts to ratifying or not ratifying the appointment of the directors chosen by management. Such a nomination process results in the directors being more beholden to each other than to the shareholders whom they are required to represent. Such an electoral system insulates and protects the directors excessively from the will of the shareholders.

The financial crisis of 2008-2009 greatly shook shareholders’ confidence in their directors. Many shareholders worried about the effectiveness of their board of directors, the quality of the collective qualifications of the board and the ability of the board to adequately represent their interests. These concerns about board effectiveness led the U.S. Securities and Exchange Commission (SEC) to initiate a consultation process in June 2009 entitled “Facilitating Shareholder Director Nominations” on the rules for the nomination and election of directors so that shareholders can play a more active role in the process of electing directors.

After examining proxy circulars of the past 10 years we have reached the following conclusions:

•	there is little new blood on boards of directors;
•	boards are not very representative of the mix of their shareholders: individual investors, women, generational mix, etc.;
•	they do not reflect shareholders’ expectations and concerns very well.

Shareholders must be given the choice every year to either re-elect the existing directors or replace them. Consequently, the Board of Directors should offer shareholders a true choice by proposing more nominees than there are vacancies. In addition to the information prescribed by regulation, the proxy circular should explain what specific contribution each nominee is expected to make as a director.

Management should refrain from favouring any of the nominees, on the assumption that the nomination procedure has been conducted in a thorough and professional manner.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

There are a number of ways in which shareholders can participate meaningfully in the nomination and election of our board members:

•	Any shareholder who wishes to recommend a candidate may do so to the Chairman of the Board, following the process described on page 55 of this Circular.
•	The board's Corporate Governance and Public Policy Committee uses the same process for evaluating all candidates, including those recommended by shareholders.
•	Our form of proxy accommodates voting or withholding from voting for individual directors.
•	The board’s majority voting policy requires that any nominee who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation.

Shareholders can also nominate one or more candidates for election as directors by submitting a proposal that will be included in our proxy circular and voted on at our annual meeting. To ensure such nominees have reasonable support, the Bank Act requires that such a proposal be signed by shareholders representing at least 5% of the shares entitled to vote.

The Board of Directors must function as a team to represent shareholders effectively. Directors must share responsibilities and common goals, while representing a mix of competencies and business experience relevant to RBC. Every year, the board’s Corporate Governance and Public Policy Committee reviews the performance of the serving directors and the credentials of potential candidates, assessing their competencies, experience and skills against those that the board, as a whole, should possess. Our process for nominating candidates is described in detail under the heading “Nominating committee” starting on page 54 of this Circular.

This proposal would have the effect of requiring some or all of the nominees to be named in the proxy circular without a recommendation that shareholders vote for them. This could put RBC at a disadvantage in attracting the most highly qualified candidates.

The individuals put forward in this Circular for election as directors represent the Committee’s prudent and balanced assessment of nominees for an effective Board of Directors to serve the interests of RBC and its shareholders.

59	Royal Bank of Canada

Proposal No. 2: Pay Ratios

It is proposed that the annual report and the management proxy circular disclose the “pay ratios” of, first, the total compensation of the Chief Executive Officer, and secondly, the total compensation of the five Named Executive Officers, to the average total compensation of employees.

Shareholder’s statement:

MÉDAC is making a proposal this year that is almost identical to the one made in 2008 regarding the disclosure of the “internal pay ratio”. Recent turbulence on financial markets and the precipitous decline in confidence among small investors justify making this second attempt. These events have drawn attention to the perverse effects of an excessively generous executive compensation policy. According to data compiled by the Economic Policy Institute in Washington, in 2005, CEOs in the United States earned 262 times the annual salary of the average employee. Thus, in a single day (there are 260 working days in the year), a CEO earned as much as the average employee did in 52 weeks. Recent data indicate that nothing has changed.

The constantly growing gap between executive officers’ compensation and their employees’ pay is a source of concern for many small investors. First, they wonder about the effect of such a gap on internal cohesiveness and employee productivity in the companies in which they are invested. Secondly, the perception of unfair treatment may have an adverse effect on employees: demotivation, resentment or a negative attitude… These potential consequences of excessive executive compensation have a direct adverse effect on their interests as investors.

From a social perspective, by paying astronomical salaries to a select group of a few thousand executive officers, companies create a social class of millionaire technocrats who are disconnected from the reality of small investors and ordinary people.

Faced with public indignation about the huge compensation paid to some individuals, governments in several countries are threatening to legislate a ceiling on executive compensation in listed companies. One example among many is provided by the U.S. Securities and Exchange Commission (SEC), which recently initiated a consultation process on proxy disclosure and solicitation enhancements. The SEC framed the question as follows: “[S]hould we consider proposing required disclosure regarding internal pay ratios of a company, such as disclosure of the ratio of the total compensation of the named executive officers, or total compensation of each individual named executive officer, to the total compensation of the average non-executive employee of the company?”

MÉDAC firmly believes that disclosure of such an internal pay ratio is of considerable interest to shareholders in that it will allow them to form a well-grounded opinion of the results of the company’s compensation policy and to exercise their rights to vote and to speak at annual meetings with full information.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board exercises its stewardship with particular attention paid to the governance and controls in place for executive compensation, and with a view to effective alignment of compensation with prudent risk taking. Our approach to compensation governance is in line with the Principles for Sound Compensation Practices issued this year by the international Financial Stability Board.

We have designed our compensation programs around four key principles: alignment with shareholder interests, sound risk management, pay for performance and competitive compensation that attracts and retains talent.

Accordingly, our compensation principles and programs are aligned with performance goals to motivate our executives to achieve our strategic priorities within acceptable risk tolerances, driving business results and generating long-term value for shareholders. Every salaried employee is eligible to participate in a performance-based incentive program, but senior executives, who have more influence over the Bank’s results, have a much greater percentage of their income at risk on the basis of both individual and business performance. In addition, our compensation programs are designed to be more forward-looking for our senior leadership team than for employees at other levels, with a substantial portion of total executive rewards tied to future corporate performance over a longer term. Therefore the ratios called for in the proposal would not provide a meaningful comparison of compensation levels within the organization.

RBC is committed to providing shareholders with ever-more transparent disclosure relating to executive compensation. Starting on page 22 of this Circular, our comprehensive disclosure sets out clear information and the relevant metrics to allow shareholders to assess our programs against our compensation principles. If internal pay ratios were a material factor in determining executive compensation, they would be disclosed in this context.

Once again named among Canada’s top 100 employers for 2010, RBC provides competitive compensation and benefits, as well as training and career opportunities to more than 80,000 people. Employee engagement and productivity are crucial to our success. We regularly survey our employees to obtain their views on a range of workplace matters including compensation and other total rewards, and compare the results against a benchmark set by other North American high performance companies. Engagement of our employees and their views on recognition and rewards practices at RBC remain higher than this external benchmark. To serve the interests of shareholders by attracting and retaining skilled and committed employees, we benchmark compensation regularly and evaluate our practices rigorously to ensure that overall compensation for executives and employees is fair across each level and consistent with our competitors.

While the board believes that the disclosures provided in this Circular provide information that is more relevant and meaningful to shareholders than the ratios suggested in the proposal, we remain committed to actively engaging with investors and adopting policies responsive to their concerns when it is in the best interests of all shareholders. We will continue to monitor developments and our practices and disclosure in the area of executive compensation will continue to evolve with best practices.

This is a carbon neutral publication. Net carbon dioxide equivalent emissions associated with the production and distribution of this Circular have been neutralized through the purchase and retirement of certified emission reductions (CERs). CERs are subjected to a rigorous validation, certification, registration and issuance process designed to ensure real, measurable and verifiable emission reductions that are recognized under the Kyoto Protocol.

All paper used in the production of this Circular is FSC (Forest Stewardship Council) certified, acid fee and elemental chlorine free. Fibre used in the manufacture of the paper comes from well-managed forests independently certified by SmartWood Program of the Rainforest Alliance, according to Forest Stewardship Council rules.

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